Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

September 5, 2006

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914

China Life Insurance Company Limited (the “Company”) issued a notice and a circular on September 1, 2006, copies of which are attached as Exhibit 99.1 and Exhibit 99.2. The attached circular is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. The Company does not intend to make a public offering or register any part of the proposed A Share Issue (as defined in the attached circular) in the United States.

EXHIBIT LIST

Exhibit	Description
99.1	Notice, dated September 1, 2006
99.2	Circular, dated September 1, 2006

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Wu Yan
(Signature)
September 5, 2006	Name:	Wu Yan
	Title:	Director and President

EXHIBIT 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

NOTICE OF SECOND

EXTRAORDINARY GENERAL MEETING 2006

NOTICE IS HEREBY GIVEN that the second extraordinary general meeting (“EGM”) of China Life Insurance Company Limited (the “Company”) will be held at its conference room, Level 31, China Life Tower, 16 Chaowai Avenue, Chaoyang District, Beijing, China on Monday, 16 October 2006 at 9:00 a.m. to consider and, if thought fit, to pass the following resolutions. Unless otherwise indicated, capitalised terms used herein shall have the same meanings as those defined in the circular of the Company dated 1 September 2006 (the “Circular”):

Special Resolutions:

1.	“THAT, subject to the approval by the relevant regulatory authorities, which include the CSRC and CIRC, the allotment and issue of A Shares by the Company in the PRC by way of public offering of new shares and/or such other manner as shall be approved by the Relevant Authorities (“A Share Issue”) and each of the following terms and conditions for the A Share Issue be and are hereby approved one by one:

(1)	Class of Shares: A Shares;

(2)	Total number of A Shares to be issued: not more than 1,500,000,000 A Shares;

(3)	Nominal value: RMB1.00 each;

(4)	Target subscribers: (i) strategic investors; (ii) securities investment funds, securities companies, trust and investment companies, financial companies, insurance institutional investors and qualified foreign institutional investors satisfying the requirements of CSRC; and (iii) other institutional investors and public investors as approved by CSRC, except for those prohibited under PRC laws and regulations;

(5)	Issue price: issue price of the A Share Issue will be determined on the basis of market conditions, the condition prevailing in the PRC securities market at the time of the A Share Issue by way of customary market consultation and such other ways as approved by CSRC;

(6)	Place of listing: Shanghai Stock Exchange;

Commission File Number 001-31914

(7)	Use of proceeds: funds raised from the A Share Issue will be used to replenish the capital of the Company and for such other purposes as approved by the Relevant Authorities;

(8)	The existing and new Shareholders whose names appear on the register of members of the Company after completion of the A Share Issue shall be entitled to share the Company’s accumulated retained earnings at the time of the A Share Issue;

(9)	Validity period of this resolution: This special resolution shall be effective for a period of 12 months from the date of the approval by the EGM;

(10)	The Board (and its delegates) shall be and are authorized to determine and deal with, at their discretion and with full authority, matters in relation to the A Share Issue (including but not limited to the specific timing of issue, number of A Shares to be issued, offering mechanism, pricing mechanism, issue price, target subscribers and the number and proportion of A Shares to be issued to each subscriber);

(11)	The Board (and its delegates) shall be and are authorized to determine matters in relation to strategic investors (including but not limited to the target strategic investors, negotiation and signing of the relevant agreements with strategic investors);

(12)	The Board (and its delegates) shall be and are authorized to, at their discretion and with full authority sign or execute all necessary documents (including but not limited to the preliminary prospectus, the prospectus, underwriting agreement, listing agreement and any related announcements), effect and carry out necessary formalities (including but not limited to procedures for listing of the A Shares on Shanghai Stock Exchange), and take all other necessary actions in connection with the A Share Issue, as well as to handle all registration requirements in relation to changes in the registered capital of the Company following the completion of the A Share Issue.”

2.	“THAT, subject to the passing of the above special resolution 1 and conditional upon the completion of the A Share Issue, (a) the amendments to the Articles of Association as set out in Appendix 1 to the circular be and are hereby approved; and (b) the Board (and its delegates) be and are hereby authorised to make further amendments which in their opinion may be necessary, desirable and expedient in accordance with the mandatory requirements of the applicable laws and regulations, and as may be required by the Relevant Authorities, and to apply for approvals from the Relevant Authorities after the completion of the A Share Issue.”

The amended Articles of Association as referred to in this special resolution 2 shall come into effect on the date when all the relevant approvals from the CIRC are obtained.

Ordinary Resolutions:

3.	“THAT, subject to the passing of the above special resolution 1 and conditional upon the completion of the A Share Issue, the adoption of the procedural rules of the Shareholders’ general meetings as set out in Appendix 2 to the Circular be and is hereby approved.”

Commission File Number 001-31914

4.	“THAT, subject to the passing of the above special resolution 1 and conditional upon the completion of the A Share Issue, the adoption of the procedural rules of the Board meetings as set out in Appendix 3 to the Circular be and is hereby approved.”

5.	“THAT, subject to the passing of the above special resolution 1 and conditional upon the completion of the A Share Issue, the adoption of the procedural rules of the Supervisory Committee meetings as set out in Appendix 4 to the Circular be and is hereby approved.”

6.	“THAT approval be and is hereby given to the Company to establish the China Life Charity Fund (provisional name).”

By order of the Board of Directors
China Life Insurance Company Limited
Heng Kwoo Seng
Company Secretary

Hong Kong, 1 September, 2006

Notes:

1.	The proposed A Share Issue

Shareholders are reminded to read carefully the details of the proposed A Share Issue as contained in the Circular to be despatched to the Shareholders.

2.	Amendments to Articles of Association

Details of the proposed amendments are set out in Appendix 1 to the Circular to be despatched to the Shareholders and are also available for inspection on the website of the Hong Kong Stock Exchange (http://www.hkex.com.hk).

3.	Corporate governance documents

Detail of (a) the procedural rules of the Shareholders’ general meetings; (b) the procedural rules of the Board meetings; and (c) the procedural rules of the Supervisory Committee meetings are set out in Appendices 2 to 4 respectively to the Circular and are also available for inspection on the website of the Hong Kong Stock Exchange (http://www.hkex.com.hk).

4.	Establishment of China Life Charity Fund

Details of the proposed establishment of China Life Charity Fund are set out in the Circular to be despatched to the Shareholders and are also available for inspection on the website of the Hong Kong Stock Exchange (http://www.hkex.com.hk).

5.	Eligibility for attending the EGM

Holders of H Shares of the Company whose names appear on the register of members of the Company kept at the Share Registrar of the Company, Computershare Hong Kong Investor Services Limited, and holder of Domestic Shares whose name appears on the domestic shares register maintained by the Company at the close of business of Friday, 15 September, 2006 are entitled to attend and vote the EGM.

Commission File Number 001-31914

To qualify for attendance and vote at the EGM to be held on Monday, 16 October, 2006, all transfers of H Shares accompanied by the relevant share certificates must be lodged with the Company’s Share Registrar, Computershare Hong Kong Investor Services Limited of Room 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong not later than 4:00 p.m. on Thursday, 14 September, 2006.

6.	Proxy

(1)	Each Shareholder entitled to attend and vote at the EGM may appoint one or more proxies in writing to attend and vote on his behalf. A proxy need not be a Shareholder. Any Shareholder who wishes to appoint a proxy should read the Circular.

(2)	The instrument appointing a proxy must be in writing by the appointor or his attorney duly authorized in writing, or if the appointor is a legal entity, either under seal or signed by a director or a duly authorized attorney. If that instrument is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign or other document of authorization must be notarized. To be valid, for holders of Domestic Shares, the form of proxy and notarized power of attorney or other document of authorization must be delivered to the registered office of the Company not less than 24 hours before the time appointed for the EGM. To be valid, for holders of H Shares, the above documents must be delivered to the Company’s Share Registrar, Computershare Hong Kong Investor Services Limited, within the same period (form of proxy for use at the EGM has been attached herewith).

(3)	A proxy of a Shareholder who has appointed more than one proxy may only vote on a poll.

7.	Registration procedures for attending the EGM

(1)	A Shareholder or his proxy should produce proof of identity when attending the EGM. If a corporate shareholder appoints its legal representative to attend the meeting, such legal representative shall produce proof of identity and a copy of the resolution of the Board or other governing body of such Shareholder appointing such legal representative to attend the meeting.

(2)	Shareholders intending to attend the EGM in person or by their proxies should return the reply slip personally, by post or by facsimile for attending the EGM to the registered office of the Company on or before Monday, 25 September, 2006.

8.	Closure of Register of Members

The register of members of the Company will be closed for transfers of H Shares from Friday, 15 September, 2006 to Monday, 16 October, 2006 (both dates inclusive).

Commission File Number 001-31914

9.	Procedures for demanding poll by Shareholders

Under the current Articles of Association, a resolution at a Shareholders’ general meeting shall be decided on a show of hands unless a poll is (before or after the show of hands) demanded by: (i) the chairman of the meeting; (ii) at least two Shareholders present in person or by proxy entitled to vote at the meeting; or (iii) any Shareholder or Shareholders present in person or by proxy and representing more than (or equal to) one-tenth of the total voting rights of all the Shareholders having the right to vote at the meeting.

Unless a poll is demanded, the chairman of the meeting will announce the results of the passing of a resolution according to the show of hands, which will be recorded in the minutes of the meeting and treated as conclusive evidence without the need to prove the number or the proportion of votes for or against the resolution passed.

A request to vote by poll may be withdrawn by the person who made such request.

10.	Miscellaneous

(1)	The EGM is expected to be held for less than half a day. Shareholders who attend the meeting shall bear their own travelling and accommodation expenses.

(2)	The registered office of the Company is: Level 23, 16 Chaowai Avenue, Chaoyang District, Beijing, The People’s Republic of China

Postal code:	100020
Contact office:	Board Secretariat
Telephone No.:	86 (10) 8565 9606
86 (10) 8565 9527
Facsimile No.:	86 (10) 8525 2210

As at the date of this announcement, the executive directors of the Company are Mr. Yang Chao, Mr. Wu Yan and Mr. Wan Feng; the non-executive directors of the Company are Mr. Shi Guoqing and Ms. Zhuang Zuojin; the independent non-executive directors of the Company are Mr. Long Yongtu, Mr. Sun Shuyi, Mr. Ma Yongwei, Mr. Chau Tak Hay and Mr. Cai Rang.

EXHIBIT 99.2

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

(1) PROPOSED A SHARE ISSUE

(2) PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

(3) PROPOSED ADOPTION OF THE PROCEDURAL RULES

(4) PROPOSED ESTABLISHMENT OF CHINA LIFE CHARITY FUND

It is important to note that the purpose of distributing this circular is to provide the Shareholders with information on the proposed issue of A Shares by the Company, so that the Shareholders may make an informed decision on voting in respect of certain resolution(s) to be tabled at the EGM. This circular does not constitute, or form part of, an offer or invitation, or solicitation or inducement of an offer, to subscribe for or purchase any of the A Shares or other securities of the Company, nor is this circular calculated to invite offers for any shares or other securities of the Company.

A letter from the Board is set out on pages 3 to 8 of this circular.

Notice convening the Second Extraordinary General Meeting of the Company to be held on 16 October, 2006 at 9:00 a.m. at its conference room, Level 31, China Life Tower, 16 Chaowai Avenue, Chaoyang District, Beijing, China, together with the reply slip and form of proxy are enclosed herein.

Whether or not you intend to attend the EGM, you are requested to complete and return the form of proxy in accordance with the instruction printed thereon. If you intend to attend the meeting, you are required to complete and return the form of proxy to the Company’s Board Secretariat at Level 23, 16 Chaowai Avenue, Chaoyang District, Beijing 100020, The People’s Republic of China (fax no.: (8610) 8525 2210) on or before 25 September, 2006. For holders of H Shares, the proxy form should be returned to Computershare Hong Kong Investors Services Limited at Rooms 1712-1716, 17/F., Hopewell Centre, 183 Queen’s Road East, Hong Kong not less than 24 hours before the time appointed for the EGM or any adjourned meeting thereof.

Completion and return of the form(s) of proxy will not preclude you from attending and voting in person at the EGM or at any adjourned meeting should you so wish.

September 1, 2006

DEFINITIONS

In this circular, unless otherwise indicated in the context, the following expressions have the meaning set out below:

“A Shares”	the Domestic Shares, which are proposed to be listed on the Shanghai Stock Exchange

“A Share Issue”	the proposed issue of not more than 1.5 billion A Shares to strategic, institutional and public investors as approved by CSRC, by way of public offering of new shares and/or such other manner as shall be approved by the Relevant Authorities, which are proposed to be listed on the Shanghai Stock Exchange

“Articles of Association”	the articles of association of the Company from time to time

“Board”	the board of Directors of the Company

“CIRC”	China Insurance Regulatory Commission

“Company”	China Life Insurance Company Limited, a company incorporated in the PRC and shares of which are listed on the Hong Kong Stock Exchange

“CSRC”	China Securities Regulatory Commission ( )

“Directors”	the directors of the Company

“Domestic Shares”	the ordinary shares of RMB1.00 each issued by the Company, which are subscribed for or credited as fully paid up in Renminbi

“EGM”	the extraordinary general meeting of the Company to be held on or around 16 October 2006 to approve, inter alia, the A Share Issue

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“H Shares”	overseas listed foreign shares of RMB1.00 each in the share capital of the Company which are listed on the Hong Kong Stock Exchange

“Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange

“PRC”	the People’s Republic of China, excluding, for the purpose of this circular only, Hong Kong Special Administrative Region, Macau Special Administrative Region, and Taiwan

“Procedural Rules”	the Procedural Rules of the meetings of the Shareholders, Board and Supervisory Committee of the Company from time to time

“Relevant Authorities”	the relevant authorities in the PRC for the approval of the A Share Issue and related matters

“RMB”	Renminbi, the lawful currency of the PRC

“Shareholders”	holders of Domestic Shares and H Shares

“Shares”	Domestic Shares and H Shares

“Supervisors”	supervisors of the Company

“Supervisory Committee”	the supervisory committee of the Company

LETTER FROM THE BOARD

CHINA LIFE INSURANCE COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

Executive Directors: Mr. Yang Chao Mr. Wu Yan Mr. Wan Feng	Registered office: Level 23, China Life Tower 16 Chaowai Avenue Chaoyang District Beijing 100020, China

Non-executive Directors: Mr. Shi Guoqing Ms. Zhuang Zuojin	Principal place of business in Hong Kong: 25th Floor, C.L.I. Building 313 Hennessy Road, Wanchai Hong Kong

Independent non-executive Directors:

Mr. Long Yongtu
Mr. Sun Shuyi
Mr. Ma Yongwei
Mr. Chau Tak Hay
Mr. Cai Rang

1 September 2006

To the Shareholders

Dear Sir or Madam,

(1) PROPOSED A SHARE ISSUE

(2) PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

(3) PROPOSED ADOPTION OF PROCEDURAL RULES

(4) PROPOSED ESTABLISHMENT OF CHINA LIFE CHARITY FUND

A. INTRODUCTION

The Company announced on 28 August, 2006 that the Company will apply to the Relevant Authorities for regulatory approval for the allotment and issue of not more than 1,500,000,000 A Shares to (i) strategic investors; (ii) securities investment funds, securities companies, trust and investment companies, financial companies, insurance institutional investors and qualified foreign institutional investors satisfying the requirements of CSRC; and (iii) other institutional and public investors as approved by CSRC, by way of public offering of new shares and/or such other manner as shall be approved by the Relevant Authorities. Such A Shares are proposed to be listed on the Shanghai Stock Exchange. The A Share Issue is subject to approval from (a) Shareholders to be sought at the EGM; and (b) the Relevant Authorities.

In order to comply with the relevant requirements applicable to PRC listed issuers, the Board also proposes to make certain amendments to the Articles and to adopt the Procedural Rules for corporate meetings.

On the same day, the Company also announced that, subject to Shareholder’s approval, it will establish the China Life Charity Fund (provisional name).

The purpose of this circular is to give you details of, among other things, the proposed A Share Issue, the proposed amendments to the Articles of Association, the proposed adoption of the Procedural Rules and the proposed establishment of China Life Charity Fund.

B. PROPOSED A SHARE ISSUE

1. Background

At the Board meeting held on 28 August 2006, it was resolved that the Company shall apply to the Relevant Authorities for the allotment and issue of not more than 1.5 billion A Shares to (i) strategic investors; (ii) securities investment funds, securities companies, trust and investment companies, financial companies, insurance institutional investors and qualified foreign institutional investors satisfying the requirements of CSRC; and (iii) other institutional and public investors as approved by CSRC, by way of public offering of new shares and/or such other manner as shall be approved by the Relevant Authorities. Such A Shares are proposed to be listed on the Shanghai Stock Exchange. It is expected that such investors will not include connected persons (as defined under the Listing Rules) of the Company. If any such investors includes connected persons of the Company, the Company will take steps to comply with the relevant connected transaction requirements under the Listing Rules. At present, the H Shares and American Depositary shares are listed on the main board of the Hong Kong Stock Exchange and the New York Stock Exchange, respectively.

2. Structure of the A Share Issue

Type of securities to be issued:	A Shares

Number of A Shares to be issued:	Not more than 1.5 billion A Shares. The final number of A Shares to be issued and the structure of the issue is subject to the approval by CSRC and other Relevant Authorities and the adjustments (if any) made by the Board as authorised by the Shareholders at the EGM

Nominal value:	RMB1.00 each

Rights attached to A Share:	The A Shares are listed Domestic Shares and, except as otherwise provided for in the applicable laws, rules and regulations and the Articles of Association, will rank pari passu with the existing Domestic Shares and H Shares in all respects. Once the A Share Issue is completed, both new and existing Shareholders will be entitled to share the accumulated retained earnings at the time of the A Share Issue

Target subscribers:	(i) Strategic investors; (ii) securities investment funds, securities companies, trust and investment companies, financial companies, insurance institutional investors and qualified foreign institutional investors satisfying requirements of CSRC; and (iii) other institutional investors and public investors as approved by CSRC, except for those prohibited under the PRC laws and regulations

Method of issue:	The issue will be conducted via a combination of private placement arrangements with strategic investors (“strategic placement”), placement through offline offering to strategic investors as approved by CSRC ( ) (“offline placement”), and placement through online subscription at issue price (“online offering”), or such other method as approved by CSRC

Basis for determining the issue price:	The issue price of the A Share Issue will be determined on the basis of market conditions, the condition prevailing in the PRC securities market at the time of the A Share Issue by way of customary market consultation and such other ways as approved by CSRC. Thus, the amount of funds to be raised from the A Share Issue cannot be confirmed at the date of this circular

Use of proceeds:	Funds raised from the A Share Issue will be used to replenish the capital of the Company and for such other purposes as approved by the Relevant Authorities

3. Shareholders’ Approval and other Approvals

At the annual general meeting of the Company held on 16 June 2006, the Shareholders granted, by way of a special resolution, a general mandate to the Board to issue and allot not more than 20% of each of the existing issued Domestic Shares and H Shares of the Company as at the date of the special resolution. To date, the Company has not issued any shares under the above general mandate.

The EGM will be held on or about 16 October 2006 to consider and, if thought fit, approve, among other things, the A Share Issue and to authorise the Board to determine and deal with at its discretion and with full authority, matters relating to the A Share Issue (including but not limited to the specific timing of the issue, number of A Shares to be issued, offering mechanism, pricing mechanism, issue price, target subscribers and the number and proportion of A Shares to be issued to each subscriber). It should be noted that the A Share Issue, upon approval by the Shareholders at the EGM, is still subject to the approval of the CSRC and other Relevant Authorities, if necessary. In addition, the approval of the Shanghai Stock Exchange as to the listing and dealings in the A Shares on the Shanghai Stock Exchange is also required.

4. Reasons for and Benefits of the A Share Issue

The Company believes that the A Share Issue will establish a new financing platform for the Company and will broaden the Company’s access to different securities markets. This will enable the Company to enhance the development of its operations and to further improve its competitiveness. Also, the Board believes that the A Share Issue will benefit the Company and the Shareholders as a whole.

5. Effect of the A Share Issue on the Company’s shareholding structure

Set out below is the shareholding structure of the Company as at the date of this circular and immediately upon completion of the A Share Issue based on the assumption that an aggregate of 1.5 billion new A Shares will be issued under the A Share Issue:

		As at the date of this circular		Immediately after completion of the A Share Issue
		Number of Shares	%	Number of Shares	%
(1)	Domestic Shares	19,323,530,000	72.2	20,823,530,000	73.7
	- Existing Domestic Shares issued	19,323,530,000	72.2	19,323,530,000	68.4
	- A Shares to be issued	—	—	1,500,000,000	5.3

(2)	H Shares	7,441,175,000	27.8	7,441,175,000	26.3

(3)	Total number of Shares	26,764,705,000	100	28,264,705,000	100

As advised by King and Wood, the Company’s PRC lawyers, according to the relevant existing PRC laws and regulations and the relevant requirements of the CSRC and the Shanghai Stock Exchange, Domestic Shares issued before the A Share Issue may be converted to qualified tradeable shares, and thus become A Shares. Except for the relevant requirements relating to lock-up period under the relevant laws and regulations and the listing rules of the Shanghai Stock Exchange, such A Shares shall carry the same rights as the other A Shares issued by the Company. It is expected that the conversion of the existing issued Domestic Shares into A Shares will not involve any payment of compensation by the holders of such Domestic Shares to the holders of A Shares issued under the A Share Issue.

C. PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Amendments to the Articles of Association are being proposed primarily as a result of the proposed A Share Issue and to comply with applicable PRC laws and regulations and to reflect the increase in number of Directors. The amended Articles of Association will become effective upon completion of the A Share Issue and upon approval by the CIRC and other regulatory bodies.

The proposed amendments deal with a number of areas, including:

(a) alteration of the Company’s registered capital and shareholding structure;

(b) regulations on the proceedings of Shareholders’ general meetings;

(c) regulations on the election and appointment of Directors and Supervisors;

(d) regulations on the rights and obligations of the Shareholders, Directors, Supervisors, President, Vice-President and other senior management;

(e) provisions in relation to the rules and procedures of the Shareholders’ meetings, Board meetings and Supervisory Committee meetings; and

(f) other provisions as required by any applicable laws and regulations for companies with A Shares in issue.

D. PROPOSED ADOPTION OF THE PROCEDURAL RULES

Pursuant to the relevant laws, rules and regulations and the requirements of CSRC, the Company has established the Procedural Rules for the Shareholders’ Meetings to regularise the functions and powers of, the procedures for the Shareholders’ meetings and other related matters. In addition, pursuant to the relevant laws, rules and regulations, and the requirements of CSRC, the Company has amended the Procedural Rules for Board meetings and the Supervisory Committee meetings previously adopted by the Board and the Supervisory Committee, respectively.

The above Procedural Rules are subject to Shareholders’ approval at the EGM, and the obtaining of any approval, endorsement or registration (as applicable) from or with the Relevant Authorities.

E. PROPOSED ESTABLISHMENT OF CHINA LIFE CHARITY FUND

1. Establishment of China Life Charity Fund

On the same day, the Board resolved to establish the China Life Charity Fund (provisional name).

The Company will wholly invest and set up the China Life Charity Fund, to be registered with the Ministry of Civil Affairs under the State Council as an independent legal person non-public charity fund. Under the relevant PRC laws and regulations, source of funding for a non-public charity fund is from designated individuals or organisations, and cannot be raised from the public. The China Life Charity Fund will have the mission of “supporting charities and promoting social harmony and development”. As required by the Ministry of Civil Affairs, the China Life Charity Fund will be have an initial fund size of RMB50 million. In accordance with the requirements of the Regulations on the Administration of Foundations, the Ministry of Civil Affairs, as the statutory registration and administration authority of the China Life Charity Fund, will be invited to act as the competent authority responsible for business supervision of the China Life Charity Fund.

The establishment of the China Life Charity Fund is subject to the Shareholders’ approval at the EGM.

2. Reasons For and Benefits of the Establishment of the China Life Charity Fund

The nature of the Company’s principal business, life insurance, and the market position of the Company has helped establish a responsible, reputable and reliable brand-name image. Participating in charities is a crucial strategy in building brand image with a strong sense of social responsibility. Setting up a non-public charity fund will help the Company to quickly build up and market its charity reputation. It reflects the Company’s leading role in the industry, fits its position in the industry and allows the Company to be more competitive in the charity regime.

F. THE EGM

Special resolutions to approve, among other matters, the proposed A Share Issue and the proposed amendments to the Articles of Association will be proposed at the EGM. Ordinary resolutions to approve, among other matters, the adoption of the Procedural Rules, and the establishment of the China Life Charity Fund will also be proposed at the EGM.

No Shareholder is required to abstain from voting in connection with the matters to be resolved at the EGM.

G. PROCEDURES FOR DEMANDING POLL BY SHAREHOLDERS

Under the current Articles of Association, a resolution at a Shareholders’ general meeting shall be decided on a show of hands unless a poll is (before or after the show of hands) demanded by: (i) the chairman of the meeting; (ii) at least two Shareholders present in person or by proxy entitled to vote at the meeting; or (iii) any Shareholder or shareholders present in person or by proxy and representing more than (or equal to) one-tenth of the total voting rights of all the shareholders having the right to vote at the meeting.

Unless a poll is demanded, the chairman of the meeting will announce the results of the passing of a resolution according to the show of hands, which will be recorded in the minutes of the meeting and treated as conclusive evidence without the need to prove the number or the proportion of votes for or against the resolution passed.

A request to vote by poll may be withdrawn by the person who made such request.

H. RECOMMENDATION

The Directors consider that the proposed A Share Issue, the proposed amendments to the Articles, the proposed adoption of the Procedural Rules and the proposed establishment of the China Life Charity Fund are in the best interests of the Company and its Shareholders as a whole.

Accordingly, the Directors recommend the Shareholders to vote in favour of the resolutions which will be proposed at the EGM.

By Order of the Board of
CHINA LIFE INSURANCE COMPANY LIMITED
Yang Chao
Chairman

APPENDIX 1 PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION

EXPLANATORY NOTE OF THE ARTICLES OF ASSOCIATION (DRAFT) APPLICABLE AFTER THE A SHARES ISSUE IS COMPLETED

In light of the Company’s recent plan to apply for public offering of its domestic shares (A Shares) to be listed on the Shanghai Stock Exchange, according to the Notice Regarding Publication of the “Guideline on the Listed Companies’ Articles of Association (amended in 2006)” issued by the CSRC (“Guideline on Articles of Association”), for companies offering shares to the public for the first time, when it submits application information to the CSRC, the content of its articles of association shall be drafted and amended according to the Guideline on Articles of Association. For companies who will offer domestic shares and overseas listed shares, it shall continue to comply with the requirements in the Mandatory Provisions for Articles of Association of Companies Listing Overseas (“Mandatory Provision”) and amend its articles of association according to the Guideline on Articles of Association. The Articles are now amended based on the relevant requirements under the Company Law of the Peoples’ Republic of China (“Company Law”) and the Guideline on Articles of Association. The summary of the first draft of the amended Articles are as follows:

1.	In the Original Articles, “AGM” shall be amended into “Annual General Meeting” and “removal” shall be amended into “change”.

2.	Article 6 of the Original Articles shall be amended to read as “In accordance with the provisions of the Company Law, the Insurance Law, the special regulations and the Mandatory Provisions for Articles of Association of Companies Listing Overseas (the “Mandatory Provisions”), Guideline on Articles of Association and other applicable laws and administrative regulations, the Company, upon special resolutions made at the EGM dated 16 October, 2006, to amend the original articles of association of the Company (the “Original Articles”) and adopt these articles of association (the “Articles of Association” or “these Articles”).

3.	Paragraph 1 of Article 7 of the Original Articles shall be amended to read as “Since the effective dated of this Articles, the Articles became a document which set out the limits of the Company’s constitution and operation, a legally binding document between the Company and its shareholders and among the shareholders which set out the rights and obligations of these parties. It is binding upon the Company, its shareholders, directors, supervisors, president, vice president (i.e. the manager and deputy manager as defined in the Companies Law and the Mandatory Provisions) and other senior officers of the Company. The aforesaid persons may have a claim in respect of matters related to the Company pursuant to the Articles.”

The second paragraph of Article 7 of the Original Articles shall be amended to read as “A shareholder may take action against the Company pursuant to the Company’s Articles. The Company may take action against shareholders, directors, supervisors, president, vice president and other senior officers of the Company pursuant to the Company’s Articles. A shareholder may take action against another shareholder, and may also take action against the directors, supervisors, president, vice president and other senior officers of the Company pursuant to the Company’s Articles.”

4.	Article 8 of the Original Articles shall be amended to read as “The Company may invest in any other enterprise. However, unless otherwise stipulated by law, the Company shall not become a contributor which assume joint liabilities for the debts of the enterprise together with the other contributors of the enterprise.”

5.	A new paragraph shall be added to the Original Articles as the third paragraph of Article 14 thereof, reading as “The domestic shares of the Company are centrally deposited with the Shanghai Branch of China Securities Depository and Clearing Corporation Limited. The overseas listed foreign shares of the Company are principally deposited with Hong Kong Securities Clearing Company Limited.” The original third paragraph is to become the fourth paragraph.

6.	Article 15 of the Original Articles shall be amended to read as “Subject to the approval of the companies approving department of the State Council, the Company shall issue a maximum total of [*] ordinary shares. The 20 billion shares issued upon the Company represent [*]% of the total ordinary shares to be issued by the Company.”

Note: [*] above will be filled out with the actual numbers of the A share issue.

7.	The following two paragraphs added to the Original Articles as the third and fourth paragraphs of Article 16 thereof, reading as “After the aforesaid H share issue, with the approvals of shareholders at the general meeting, by way of special resolutions and the approvals of the approving department of the State Council, the Company has issued A shares. Upon the aforesaid capital increase by issuing A shares, the Company’s share capital structure is as follows:

The Company has issued a total of [*] ordinary shares, of which the promoters of the Group Company holds [*] shares, representing approximately [*]% of the total share capital and other holders of domestic shares hold [*] shares, representing [*]% of the total ordinary shares.”

Note: [*] above will be filled out with the actual numbers of the A share issue.

8.	Article 19 of the Original Articles shall be amended to read as “The registered capital of the Company shall be RMB[*].”

Note: [*] above will be filled out with the actual numbers of the A share issue.

9.	The following shall be added as sub-paragraph (4) of the second paragraph of Article 20 of the Articles, reading as “(4) by capitalizing the common reserve fund”, and the original sub-paragraph (4) is to become sub-paragraph (5).

10.	Article 24 of the Original Articles shall be amended to read as “In the following circumstances, the Company may, subject to the procedures as provided in the Articles and the approval of the relevant governing authority of the State or other regulatory authorities repurchase its outstanding shares: (1) to cancel the shares for the reduction of capital; (2) to merge with other companies holding the stocks of the Company; (3) to award the shares to the employees of the Company; (4) any shareholder requesting the Company to repurchase his shares due to his objection to any resolution in respect of the merge or division of the Company; (5) other circumstances permitted by laws or administrative regulations.”

11.	Article 25 of the Original Articles shall be amended to read as “The Company may, with the approval of the relevant governing authority of the State or other regulatory authorities repurchase shares in one of the following ways: (1) to offer the repurchase to all the shareholders pro rata to their shareholding; (2) to repurchase by way of public trading at the stock exchange(s); (3) to repurchase by way of an agreement outside the stock exchange(s); (4) by other ways which are permitted by laws, administrative regulations and securities regulatory authority of the State Council.”

12.	Article 27 of the Original Articles shall be amended to read as “If the Company purchases shares of the Company due to any reason listed in sub-paragraphs (1) to (3) of Article 24 of the Articles, it shall be resolved in a general meeting. If the Company has purchased its own shares in accordance with the requirements set out in Articles 23, and the condition is described in sub-paragraphs (1) of Article 24, the shares purchased shall be cancelled within 10 days after the purchase. If the purchase is made as described in sub-paragraphs (2) or (4), the shares purchased shall be transferred or cancelled within 6 months. Where the Company purchases shares of the Company as described in sub-paragraphs (3) of Article 24, the shares purchased shall not exceed 5% of the total issued shares of the Company, and the total nominal value of the cancelled shares shall be verified and deducted from the registered capital of the Company.”

13.	The following three Articles shall be added to the Original Articles after Article 33 as Articles 34, 35 and 36 thereof, reading respectively as:

“Article 34	The Company shall not accept its shares being held as security under a pledge.”

“Article 35	The directors, supervisors, president, vice president and other senior officers of the Company shall report to the Company their shareholdings in the Company and any changes thereto, and shall not transfer more than 25% of their total shares in the Company each year during their terms of office.”

“Article 36	Where directors, supervisors, president, vice president and other senior officers of the Company and any shareholder holding more than 5% of the voting shares in the Company, through selling his shares in the Company within a period of six months following the purchase of such shares or through repurchasing shares issued by the Company within a period of six months following the sale of his shares, proceeds obtained from the above shall belong to the Company and be recovered by the board of directors of the Company. The six-month restrictions shall not apply to a securities company that holds more than 5% of the shares in the Company due to its purchase of any remaining shares as the underwriter. Where the board of directors of the Company fails to comply with the foregoing, the shareholders shall have the right to demand the board of directors to do so within 30 days. If the board of directors of the Company fails to do so within the prescribed timeframe, the shareholders shall have the right to directly initiate legal proceedings at the people’s court in their own names for the interests of the Company. Where the board of directors of the Company does not perform as provided in the first paragraph, the responsible director(s) shall assume joint liabilities.”

The Original Article 34 shall be renumbered as Article 37, and all subsequent Articles will be renumbered accordingly.

14.	Paragraph 4 of Article 38 of the Original Articles “The directors, supervisors, president, vice president and other senior officers of the Company shall report to the Company their shareholdings in the Company, and shall not transfer their shares in the Company during their terms of office.” shall be deleted.

15.	Paragraph 2 of Article 42 of the Original Articles shall be amended to read as “Application by a holder of domestic shares, who has lost his share certificate, for a replacement share certificate shall be dealt with in accordance with Article 144 of the Company Law.”

16.	Sub-paragraph (4) Article 46 of the Original Articles shall be amended to read as “to transfer, donate or pledge its shares in accordance with laws, administrative regulations and provisions of the Articles;”. A new sub-paragraph (6) will be added to paragraph (5)2 thereof, reading as “(6) Counterfoils of company debt securities, resolutions of board meetings, resolutions of supervisory committee meetings.”. A new sub-paragraph to be added as sub-paragraph (7) thereof, read as “(7) the right to bring a suit to the people’s court against acts which are detrimental to the Company’s interests or have infringed the lawful interests of shareholders, and to claim the relevant interests pursuant to the Company Law or other laws and administrative regulations;” and the original sub-paragraph (7) to become sub-paragraph (8).

17.	The following three Articles shall be added to the Original Articles after Article 46 as Articles 50, 51 and 52 thereof, reading respectively as:

“Article 50	If any general meeting of the Company or the board violate the laws or administrative regulations, the shareholders shall have the right to submit to a people’s court to annul the resolution. If the convening procedures or voting methods for the general meeting or the board meeting violate the laws, administrative regulations, the Articles, or any content of a board resolution violates the Articles, the shareholders shall have the right to submit to a people’s court within 60 days after such a resolution is made to cancel it.”

“Article 51	If the directors, president, vice president and other senior officers of the Company have while performing their duties of the Company violated any laws, administrative regulations or provisions of the Articles, and the Company has suffered losses arising therefrom, one or more shareholder(s) individually or jointly holding in aggregate more than 1% of the shares in the Company for a consecutive period of 180 days will have the right to request the supervisory committee in writing to initiate legal proceedings at a people’s court. If the supervisory committee has while performing its duties violated any laws, administrative regulations or provisions of the Articles, and the Company has suffered losses arising therefrom, the shareholders may request the board of directors in writing to initiate legal proceedings at a people’s court. If the supervisory committee or the board of directors rejects to do so, or does not initiate legal proceedings within 30 days after the receipt of the written request from the shareholders, or if it is an emergency, not initiating legal proceedings forthwith will cause irreparable damage to the Company’s interests, the shareholders in the preceding paragraph shall have the right to directly initiate legal proceedings with a people’s court. If anyone infringes on the Company’s interests, and the Company has suffered any losses arising therefrom, the shareholders in the preceding paragraph shall have the right to initiate legal proceedings at a people’s court according to the preceding two sub-paragraphs.”

“Article 52	If the directors, president, vice president and other senior officers of the Company violated any laws, administrative regulations or provisions of the Articles, and impair the interests of the shareholders, the shareholders may initiate legal proceedings at a people’s court.”

All subsequent Articles will be renumbered accordingly.

18.	The following two sub-paragraphs shall be added to Article 47 of the Original Articles, reading as “(3) Shares may not be returned unless otherwise provided by laws or regulations; (4) The shareholders’ rights may not be abused to impair the interests of the Company or of other shareholders. No legal person status of the Company or the shareholders’ limited liability may be abused to impair the interests of creditors of the Company. Shareholders of the Company shall be liable for any losses suffered by the Company or other shareholders arising from their abuse of shareholders’ rights and compensate in accordance with the law. Shareholders of the Company who abuse the legal person status of the Company and the shareholders’ limited liability, evade debts or seriously impair the interests of creditors of the Company shall be liable jointly for the debts of the Company.” The original sub-paragraph (3) is to become sub-paragraph (5).

19.	The following paragraph shall be added to the Original Articles after Article 47 as Article 54, reading as “Article 54 Where a shareholder who represent 5% or more of the voting shares of the Company pledges its shares, shall report to the Company in writing on the same day on which the pledge is created.” All subsequent Articles will be renumbered accordingly.

20.	The following paragraph shall be added to the Original Articles after Article 49 as Article 57, reading as “Article 57 The controlling shareholder and the effective controller(s) of the Company shall not cause any damage to the interests of the Company through connected relationship, and shall be liable for any losses suffered by the Company arising therefrom. The controlling shareholder and the effective controller(s) of the Company shall have fiduciary duty to the Company and the public shareholders of the Company. The controlling shareholder shall exercise its right strictly under the law as a capital contributor. The controlling shareholder shall not cause any damage to the legal rights of the Company and its public shareholders through connected transactions, profit distribution, asset restructuring, external investment, fund appropriation and loan guarantee, or impair the interests of the Company and its public shareholders through its controlling position.” All subsequent Articles will be renumbered accordingly.

21.	Sub-paragraph (9) of Article 51 of the Original Articles shall be amended to read as “to resolve on merger, division, dissolution, liquidation or change of the form of the Company;” and Sub-paragraph (13) shall be amended to read as “to consider motions raised by shareholders who represent 3% or more of the total number of voting shares of the Company;”

The following three sub-paragraphs shall be added to Article 51 of the Original Articles as sub-paragraphs (14), (15) and (16) thereof, reading as “(14) to consider and approve matters in relation to guarantees as provided under Article 60; (15) to consider and approve matters in relation to change of use of the capital raised; (16) to consider the share option incentive scheme; “ The original sub-paragraph (14) is to become (17), and the original sub-paragraph (15) is to become (18).

22.	The following paragraph shall be added to the Original Articles after Article 51 as Article 60 thereof, reading as “Article 60 Any external guarantee of the Company shall be considered approved by the general meeting. (1) Any provision of guarantee by the Company or its controlled subsidiaries made after the total amount of external guarantees have exceeded 50% of the latest audited net assets; (2) provision of guarantee by the Company made after the total amount of external guarantees have exceeded 30% of the latest audited total assets; (3) provision of guarantee to anyone whose liability-asset ratio exceeds 70%; (4) provision of a single guarantee, amount of which exceeds 10% of the latest audited net assets; (5) provision of guarantee to shareholders, effective controllers and their related parties.” All subsequent Articles will be renumbered accordingly.

23.	Sub-paragraph (2) of Article 53 of the Original Articles shall be amended to read as “where the unrecovered losses of the Company amount to one-third of the total amount of its share capital; “ and sub-paragraph (3) shall be amended to read as “where shareholder(s), individually or jointly holding 10 % or more of the Company’s issued and outstanding voting shares request(s) in writing for the convening an extraordinary general meeting;” and one sub-paragraph shall be added as sub-paragraph (5) thereof, reading as “(5) other cases required by laws and regulations and the Articles;”

24.	The following paragraph shall be added to the Original Articles after Article 53 as Article 63 thereof, reading as “An independent director has the right to propose to the board of directors to hold an extraordinary general meeting. In respect to the proposal, the board of directors shall, in accordance with the laws, administrative regulations and these Articles, give a written reply on whether to hold the extraordinary general meeting or not within 10 days upon receipt of the proposal. If the board of directors agrees to hold an extraordinary general meeting, it shall send out a notice of the extraordinary general meeting within 5 days after the resolution of the board of directors is made. If the board of directors does not agree to hold an extraordinary general meeting, it shall explain the reasons and make an announcement.” All subsequent Articles will be renumbered accordingly.

25.	The following paragraph shall be added to the Original Articles after Article 54 as Article 65 thereof, reading as “The contents of the motion shall fall within the terms of reference of the general meeting and have specified subjects and specific resolutions, in further compliance with the laws, administrative regulations and provisions of these Articles.” All subsequent Articles will be renumbered accordingly.

26.	Article 55 of the Original Articles shall be amended to read as “When the Company convenes a Annual General Meeting, board meeting, supervisory committee meeting, shareholder(s) individually or jointly holding 3% or more of the total voting shares of the Company shall have the right to propose new motions in writing, and the Company shall place such proposed motions on the agenda for such Annual General Meeting if they are matters which fall within the functions and powers of shareholders in general meetings.”

27.	Sub-paragraph (2) of Article 58 of the Original Articles shall be amended to read as “The announcement as mentioned in the foregoing paragraph shall during the period of 45 to 50 days before the meeting be published in one or more newspapers with national circulation designated by the securities regulatory authority of the State Council. Once announced, all domestic shareholders will be deemed to have received the notice for the general meeting. Announcements shall be published in Chinese and English languages as provided in the Articles.”

28.	The following three Articles shall be added to the Original Articles after Article 64 as Articles 76, 77 and 78 thereof, reading respectively as:

“Article 76	When any general meeting considers matters related to connected transactions, the connected shareholder shall not vote and the number of voting shares that it represents shall not be counted as part of the total number of valid votes. The announcement of the resolution of the general meeting shall fully disclose the votes of the non-connected shareholders.”

“Article 77	Except where the Company is in a crisis or any special circumstance, the Company may not enter into any contract with anyone other than a director or the president, the vice president or other senior officer to have all or significant part of the Company’s business in the care of such person, unless otherwise approved by the shareholders in a general meeting by way of special resolution.”

“Article 78	The list of candidates for directors or supervisors shall be proposed to the general meeting for votes. The board of directors shall announce the resumes and basic particulars of these candidates for directors or supervisors.”

All subsequent Articles will be renumbered accordingly.

29.	Sub-paragraph (2) of Article 65 of the Original Articles shall be amended to read as “An ordinary resolution shall be passed by votes representing more than half of the voting rights represented by the shareholders (including proxies) present at the meeting.”

30.	Article 66 of the Original Articles shall be amended to read as “A shareholder (including a proxy), when voting at a shareholders’ general meeting, may exercise such voting rights as are attached to the number of voting shares which he represents. Except otherwise required by laws or regulations, each share shall have one (1) vote. Where a shareholder is, under the applicable listing rules as amended from time to time, required to abstain from voting on any particular resolution or to vote only for or restricted to only vote against any particular resolution, any votes cast by or on behalf of such shareholder or his proxy in contravention of such requirement or restriction shall not be counted.”

31.	A sub-paragraph shall be added to Article 72 of the Original Articles as sub-paragraph (5) thereof, reading as “(5) the share option incentive scheme;” and original sub-paragraph (5) shall be amended, reading as “(6) other matters as required by laws or regulations or provisions of the Articles, and those requiring extraordinary resolutions as concluded by ordinary resolutions of the generally meeting to have material effects on the Company.”

32.	Sub-paragraph (1) of Article 73 of the Original Articles shall be amended to read as “(1) shareholder(s) individually or jointly holding in aggregate 10% or more of the shares carrying the right to vote at the meeting sought to be held may sign one or more requisitions of the same form and content stating the object of the meeting and requiring the board of directors to convene a shareholders’ extraordinary general meeting or a class meeting thereof. The board of directors shall as soon as practicable proceed to convene the extraordinary general meeting of shareholders or a class meeting thereof after receipt of such requisition(s). The amount of shareholdings referred to above shall be calculated as at the date the written requisition(s) is/are raised.”

33.	The following paragraph shall be added to the Original Articles after Article 73 as Article 88 thereof, reading as “Article 88 The supervisory committee has the right to propose the board of directors to hold an extraordinary general meeting, and shall put forward the proposal to the board of directors in written form. The board of directors shall, in accordance with the laws, administrative regulations and these Articles, give a written reply on whether to hold an extraordinary general meeting or not within 10 days upon receipt of the proposal. If the board of directors agrees to hold an extraordinary general meeting, it shall send out a notice of the extraordinary general meeting within 5 days after the resolution of the board of directors is made; if it makes any change to the original proposal in the notice, it shall obtain the consent of the supervisory committee. If the board of directors does not agree to hold an extraordinary general meeting or fails to give a reply within 10 days upon receipt of the proposal, it shall be regarded that the board of directors is unable or fails to perform the duty of convening general meetings, and the supervisory committee may convene and preside over the meeting by itself.”

34.	Article 74 of the Original Articles shall be amended to read as “The shareholders’ general meeting shall be convened and chaired by the chairman of the board of directors. If the chairman is unable to attend the meeting for any reason, the vice-chairman of the board of directors shall convene and chair the meeting. If both the chairman and vice-chairman of the board of directors are unable to attend the meeting, then the chairman of board of directors may designate a director to convene and chair the meeting. If no chairman of the meeting has been so designated, shareholders present may choose one person to act as the chairman of the meeting. If for any reason, the shareholders fail to elect a chairman, then the shareholder (including a proxy) holding the largest number of shares carrying the right to vote thereat shall be the chairman of the meeting.”

35.	Article 78 of the Original Articles shall be amended to read as “Minutes shall be taken for matters deliberated at the shareholders’ general meeting by the meeting secretary, which shall be signed by the chairman of the meeting and directors present at the meeting. The record and minutes of the meeting shall be in Chinese. Such record and minutes, shareholders’ attendance lists and proxy forms shall be kept at the Company’s place of residence.”

36.	Article 81 of the Original Articles shall be amended to read as “any proposed change or annulment by the Company to the rights of class shareholders shall not come into effect unless approved by special resolutions at an extraordinary general meeting and a separate shareholders’ meeting convened by the class shareholders so affected in accordance with Articles 98 to 102.”

37.	In Article 83 of the Original Articles, reference to “Article 82” shall be amended to “Article 97”, and “Article 49” shall be amended into “Article 56”.

38.	In Article 84 of the Original Articles, reference to “Article 83” shall be amended to “Article 98”.

39.	Article 88 of the Original Articles will be amended to read as “The Company shall have a board of directors. The board of directors shall consist of 13 directors, with one chairman and one vice chairman may be appointed. Among the 13 directors, at lease one of which shall be a non-executive director and of which more than one third shall be independent directors. The board of directors shall have one president and one vice president.”

40.	Sub-paragraph (6) of the first paragraph of Article 90 of the Original Articles shall be amended to read as “formulation of the Company’s plans for increase or decrease of the registered capital, issuance of corporate bonds or other securities and listing.” Sub-paragraph (7) shall be amended to read as “formulation of the Company’s plans for important mergers and acquisition of the shares of the Company, division, dissolution, or change of the form, in respect of the Company;” [the original sub-paragraph (8) will be amended to sub-paragraph 9; the original sub-paragraph (9) shall be amended to] sub-paragraph (10) reading as “appointment or dismissal of the president and the secretary of the board of directors, appointment or dismissal of the vice president and other senior officers (other than the secretary of the board of directors) nominated by the president, and determination of their remuneration;” [The original sub-paragraph (10) shall be amended to sub-paragraph (11) and the original sub-paragraph (11) shall be amended to sub-paragraph (12)]; The original sub-paragraph (12) shall be amended to read as “(16) other powers as provided by laws, administrative regulations, departmental provisions, these Articles or conferred by the general meeting.” All subsequent sub-paragraphs will be renumbered accordingly.

Four sub-paragraphs shall be added to the first paragraph of Article 90 of the Original Articles thereof, reading as “(8) deciding on external investments, purchase and sale of assets, charge on assets, external guarantee, entrusted banking, connected transactions, and employee share option incentives and other matters within the authorization of the general meeting; (13) management of information disclosure of the Company; (14) proposal to the general meeting for retaining or replacement of the accounting firm that does auditing for the Company; (15) hearing reporting from the Company’s present and inspection on the performance of the president;”

41.	The second paragraph of Article 90 of the Original Articles shall be amended to read as “Other than the board resolutions in respect of the matters specified in sub-paragraphs (6), (7), (8) and (12) which shall be passed by the affirmative vote of more than two-thirds of all the directors, the board resolutions in respect of all other matters may be passed by the affirmative vote of exceeding one-half of all of the directors, unless otherwise provided by laws, administrative regulations, departmental provisions or these Articles.”

42.	The following paragraph shall be added to the Original Articles after Article 91 as Article 107 thereof, reading as “The board of directors shall have the right to decide on investment (including risky investment) or acquisition projects within the authorization of the general meeting, and to organize experts and professionals concerned to assess significant investment or acquisitions project that fall out of the authorization of the general meeting, and report the same to the general meeting for approval.” All subsequent Articles will be renumbered accordingly.

43.	Article 92 of the Original Articles shall be amended to read as “When the chairman cannot perform his duties, the chairman shall appoint the vice-chairman or an executive director to perform his duties”.

44.	Article 93 of the Original Articles shall be amended to read as “There are regular meetings and extraordinary meetings for the board of directors. Regular meetings shall be held at least four times every year at quarterly intervals approximately, and shall be convened by the chairman of the board of directors. All of the directors should be notified of the meeting 14 days prior to the meeting. Regular meetings of the board of directors exclude approvals from the board of directors obtained by way of circulating written resolutions. Where there is an urgent matter, an extraordinary meeting of the board of directors may be held if it is so requested by shareholder(s) representing more than 10% of the voting rights, more than one-third of the directors, the supervisory committee, more than half of independent directors, the chairman of the board of directors or the Company’s president.”

45.	Article 97 of the Original Articles shall be amended to read as “A board meeting shall only be convened if more than half of the board of directors are present (including any directors appointed in writing pursuant to Article 115 to attend the meeting as the representatives of other directors). Each director has one vote. Any resolution requires the affirmative votes of more than half of all the board of directors in order to be passed, unless otherwise provided in the Articles. Any resolution in respect of connected transactions will only become effective upon signature of an independent (non-executive) director. In the case of equal division of votes, the chairman of the board of directors is entitled to a casting vote.”

46.	The fourth paragraph of Article 97 of the Original Articles shall be amended to read as “Article 114 Subject to the exceptions as provided, a director shall not vote at the relevant meeting of the board of directors in respect of any contract, transaction or arrangement in which he, or any of his associates, are materially interested, nor shall he exercise voting rights on behalf of other directors. He shall not be counted as part of the quorum of such meeting. Such board meetings shall be convened with more than half of the directors who are not connected, and the decisions made by the board meetings shall be passed by more than half of the directors who are not connected. If the number of directors attending the board meetings is no less than three, such matters shall be submitted to the Company’s general meeting for approval.”

47.	The following paragraph shall be added to the Article 98 of the Original Articles as the third paragraph thereof, reading as “In case a director (other than independent director) has failed to be present in person at any two consecutive board meetings, nor authorized another director to be present at the board meeting on his behalf, he shall be considered unable to fulfil his responsibilities as a director, and the board of directors shall accordingly suggest the shareholders’ general meeting making a replacement.”

48.	In Article 99 of the Original Articles, reference to “Article 97” shall be amended into “Article 113”.

49.	Article 112 of the Original Articles shall be amended to read as “The supervisory committee shall include supervisors who represent the shareholders but not employees and supervisors who represent the employees. The number of supervisors who are employee representatives shall constitute no less than one-third of the members of the supervisory committee. Supervisors who represent the shareholders but not employees shall be elected or changed by the shareholders in general meetings, and the supervisor who represents employees shall be elected or changed by the employees democratically.”

50.	Article 114 of the Original Articles shall be amended to read as “Meetings of the supervisory committee shall be held at least once every six months, and shall be convened by the chairman of the supervisory committee. The chairman of the supervisory committee may propose for convening extraordinary meetings of the supervisory committee.”

51.	Sub-paragraph (5) of Article 115 of the Original Articles shall be amended to read as “proposal for holding extraordinary meetings of the supervisory committee, and convening and presiding over general meetings where the board of directors fails to perform its duty to do so as required by the Company Law.” Four sub-paragraphs shall be added thereto, reading as “(6) to propose a motion at the general meeting; (8) to initiate legal proceedings against any director or senior officer according to Article 152 of the Company Law; (9) to identify unusual operation of the Company and to engage an accounting firm, a law firm or any professional organization to investigate when necessary at the cost of the Company; (15) other powers as provided by laws, regulations and the Articles.”

52.	The first paragraph of Article 116 of the Original Articles shall be amended to read as “A meeting of the supervisory committee shall only be convened if more than two-third of the board of directors are present.”

53.	The following paragraph shall be added to the Original Articles after Article 118 thereof, reading as “The supervisory committee shall produce minutes of the meetings, and the supervisors attended the meetings shall sign the minutes. Each supervisor shall be entitled to request for an explanation of his comments made at the meetings to be noted in the minutes. Such minutes shall be kept as records of the Company.” All subsequent Articles will be renumbered accordingly.

54.	The following sub-paragraph shall be added to the Article 119 of the Original Articles thereof, reading as “(10) a person who has been prohibited from entering the market by the securities regulatory authority of the State Council, where such prohibition has not been removed.”

55.	In Article 126 of the Original Articles, reference to “Article 48” shall be amended into “Article 55”.

56.	In Article 132 of the Original Articles, reference to “first paragraph of Article 130” shall be amended into “first paragraph of Article 148”.

57.	In Article 136 of the Original Articles, reference to “Article 49” shall be amended into “Article 56”.

58.	The following paragraph shall be added to the Original Articles after Article 138 as Article 157 thereof, reading as “The Company shall publish its annual financial and accounting reports within four (4) months after the expiration of each fiscal year; the interim financial and accounting report shall be published within two (2) months after the expiration of the first six (6) months of each fiscal year; the quarterly financial and accounting report shall be published within one (1) month after the expiration of the first three (3) months and the first nine (9) months of each fiscal year.” All subsequent Articles will be renumbered accordingly.

59.	Article 143 of the Original Articles “The Company shall publish its financial reports twice every fiscal year, that is, the interim financial report shall be published within sixty (60) days after the expiration of the first six (6) months of each fiscal year; the annual financial report shall be published within one hundred and twenty (120) days after the expiration of each fiscal year.” shall be deleted.

60.	Article 145 of the Original Articles shall be amended to read as “The Company shall distribute its after-tax profits in an order as follows: (1) to make up for the losses of the Company; (2) to contribute 10% of its after-tax profits, to the Company’s statutory common reserve fund; (3) to make contributions to discretionary common reserve funds subject to resolutions adopted at a general meeting; (4) to pay dividends of ordinary shares. Before making up for the losses and making contributions to the common reserve fund, no distribution of dividends or of any bonus for shall be made. Such profit distribution shall not be applied to shares held by the Company.”

61.	The following paragraph shall be added to the Original Articles after Article 145 as Article 164 thereof, reading as “Article 164 The Company will set up a Company Incentive Fund to be drawn once each year. The company incentive fund will be used as incentives for the Company’s directors, supervisors, president, vice president, other senior officers and the Company employees, or as a source of the risk fund for duties performed by its directors, supervisors, president, vice president and other senior officers, details of the fund shall be formulated separately. The Company will establish a liability insurance system for its directors, supervisors, president, vice president and other senior officers.”

62.	Article 147 of the Original Articles shall be amended to read as “The common reserve funds of the Company shall only be applied (1) to make up for losses, However, the capital surplus fund may not be applied for making up for losses; (2) to expand the Company’s production and operation; or (3) capitalization. If a general meeting of the Company resolves to capitalize any common reserve fund, the Company shall issue new shares to the existing shares in proportion to their respective shareholdings or increase the par value of each share provided that when capitalizing the statutory common reserve fund, the balance of such fund shall not be less than 25% of the registered capital.”

63.	Article 148 of the Original Articles “The common welfare funds of the Company shall be used for the collective welfare of the Company.” shall be deleted and all subsequent Articles will be renumbered accordingly.

64.	The following two paragraphs shall be added to the Original Articles after Article 153 thereof, reading as “Article 172 The Company shall implement an internal audit system and appoint full time auditors to carry out internal auditing and supervision of the Company’s financial income and expenses and economic activities.” “Article 173 The Company’s internal auditing system and the responsibilities of the auditing personnel should be carried out after obtaining approval by the board of directors. The auditor-in-chief shall be accountable and respond to the board of directors.” All subsequent Articles will be renumbered accordingly.

65.	Article 155 of the Original Articles shall be amended to read as “The term of office of an accounting firm appointed by the Company shall be one year, commencing from the conclusion of the annual general meeting and expires at the conclusion of the next annual general meeting. At the expiry of such term, the relevant accounting firm may be re-appointed.”

66.	Article 162 of the Original Articles shall be amended to read as “The Company shall take out all the insurance as required by the applicable insurance laws of China.”

67.	The second paragraph of Article 170 of the Original Articles shall be amended to read as “The debts of the Company prior to division shall be assumed as joint liability by the companies arising from the division, except for those which written agreement has been reached with the creditor in respect of repayment of the debts prior to the division.”

68.	The following paragraph shall be added to the Original Articles after Article 171 thereof, reading as “Where the Company increases or decreases its registered capital, procedures for alteration of registration shall be handled at the company registration authority in accordance with the law.”

69.	The following paragraph shall be added to the second paragraph of Article 172 of the Original Articles, reading as “The Company shall base on requirements set out in the paragraph above to liquidate the Company in accordance with the relevant laws and administrative regulations.”

70.	The following paragraph shall be added to the Original Articles after Article 189 thereof, reading as “Article 210 The phrases “more than”, “within” and “below” herein for the numbers include the numbers indicated themselves, while the phrases “exceed”, “fall short”, “beyond”, “lower than” and “over” exclude the numbers indicated themselves.”

Notes:

1. In respect of special resolution 2 of the notice of EGM for amendments to the Articles, sub-paragraph 39 is amended for the increase of the number of directors to enhance the corporate governance of the Company and the construction of the board of directors. Sub-paragraph 61 is to strengthen the operation and management, to improve the incentive mechanism for directors of the Company and to establish an incentive scheme and liability insurance system for directors and senior officers. All the rest of the sub-paragraphs are to adopt to the needs for the A share issue and listing of the Company and amended in accordance with the Company Law and the Instruction of Articles of Listed Companies.

2. This special resolution of the general meeting in respect of amendments to the Articles shall come into effect after the Company’s successful issue and listing of A shares and upon approval of the CIRC.

APPENDIX 2 PROCEDURAL RULES FOR SHAREHOLDERS’ GENERAL MEETINGS

CHAPTER 1 GENERAL PROVISIONS

Article 1 In order to regulate the operation of shareholders’ general meetings, to ensure that shareholders’ general meetings are legally convened and held and the procedures for adoption of resolutions thereat are lawful, to improve the efficiency of shareholders to consider and discuss matters during shareholders’ general meetings, and to protect the legitimate interests of shareholders, these Rules are formulated in accordance with the laws and regulations such as the Company Law of the People’s Republic of China (hereinafter referred to as the “Company Law”), the Rules for Shareholders’ General Meeting of Listed Companies promulgated by the China Securities Regulatory Commission, as well as the Articles of Association of China Life Insurance Company Limited (hereinafter referred to as the “Articles”).

Article 2 The Company shall convene shareholders’ general meetings in strict compliance with the relevant requirements of the laws, administrative regulations, the Articles and these Rules, and shall ensure that shareholders can exercise their rights according to laws.

The board of directors shall practically perform its duties, and shall organize shareholders’ general meetings in a serious and timely manner. All the directors of the Company shall be diligent and responsible to ensure the normal holding of a shareholders’ general meeting and its lawful exercise of functions and powers.

Article 3 The shareholders’ general meeting shall exercise its functions and powers within the scope specified by the Company Law and the Articles.

Article 4 Any personnel invited by the shareholders (or their proxies), directors, supervisors, presidents, vice-presidents and other senior officers, attesting lawyers, outsider auditors of the Company and the convener of shareholders’ general meeting shall have the right to participate in shareholders’ general meeting.

CHAPTER 2 FUNCTIONS AND POWERS OF THE SHAREHOLDERS’ GENERAL MEETING

Article 5 The shareholders’ general meeting shall be the authority of power of the Company and it shall exercise the following functions and powers according to laws:

(1) to determine the business objectives and investment plans of the Company;

(2) to elect and replace directors, and to determine matters relating to the remuneration of the directors;

(3) to elect and replace supervisors who are not the employee representative and to determine matters relating to remuneration of the supervisors;

(4) to consider and approve the reports of the board of directors;

(5) to consider and approve the reports of the supervisory committee;

(6) to consider and approve the Company’s annual budgets and the final accounts;

(7) to consider and approve the Company’s plans for profit distribution and for making up losses;

(8) to pass resolutions relating to the increase or reduction of the Company’s registered capital;

(9) to pass resolutions relating to matters such as the merger, division, dissolution, liquidation or change of the form of the Company;

(10) to pass resolutions on the issue of bonds of the Company;

(11) to pass resolutions on the appointment, removal or non-reappointment of an accounting firm;

(12) to amend the Articles;

(13) to consider motions proposed by the shareholders representing more than 3% (inclusive) of the voting shares of the Company;

(14) to consider and approve matters relating to the guarantees stipulated by Article 6 of these Rules;

(15) to consider and approve matters relating to the changes in the use of proceeds from share offerings;

(16) to consider share incentives schemes;

(17) to consider any other matters that shall be resolved by the shareholders’ general meeting as required by laws, administrative regulations, departmental rules and regulations or the Articles;

(18) to authorize or entrust the board of directors to handle matters that are authorized or entrusted by the shareholders’ general meeting.

Article 6 The following guarantees to be given by the Company shall be considered and approved by the shareholders’ general meeting:

(1) any external guarantee to be given by the Company and subsidiaries in which it has controlling interest, the total amount of which reaches or exceeds 50% of their latest audited net assets;

(2) any external guarantee to be given by the Company, the total amount of which reaches or exceeds 30% of its latest audited total assets;

(3) any guarantee to be given to a company whose gearing ratio exceeds 70%;

(4) any single guarantee whose amount exceeds 10% of the latest audited net assets of the Company;

(5) any guarantee to be given to the shareholders, effective controllers and their associates.

Article 7 An ordinary resolution of the shareholders’ general meeting shall be passed by an affirmative vote of more than half of the Company’s total voting shares being held by the shareholders who are present at the meeting (including proxies). A special resolution of the shareholders’ general meeting shall be passed by an affirmative vote of more than two-thirds of the Company’s total voting shares being held by the shareholders who are present at the meeting (including proxies).

Article 8 The following matters shall be resolved by way of ordinary resolution of the shareholders’ general meeting:

(1) work reports of the board of directors and the supervisory committee;

(2) determination of the business objectives and investment plans of the Company;

(3) profit distribution proposals and proposals for making up losses formulated by the board of directors;

(4) appointment and removal of directors and supervisors who are not the employee representatives and their remuneration;

(5) the Company’s annual budgets, final accounts, balance sheets, profit and loss accounts and other financial statements;

(6) the annual report of the Company;

(7) appointment, removal or non-reappointment of an accounting firm;

(8) matters other than those which are required by the laws, administrative regulations, departmental rules and regulations or the Articles and these Rules to be adopted by way of special resolutions.

Article 9 The following matters shall be resolved by way of special resolution of the shareholders’ general meeting:

(1) increase or reduction of the Company’s share capital and the issuance of shares of any class, warrants and other similar securities;

(2) issuance of debentures by the Company;

(3) division, merger, dissolution, liquidation and change of the form of the Company;

(4) amendment to the Articles;

(5) share incentive schemes;

(6) other matters which are required by the laws, administrative regulations or the Articles, and, according to an ordinary resolution of the shareholders’ general meeting, may have a significant impact on the Company and require adoption by way of a special resolution.

CHAPTER 3 CONVENING OF THE SHAREHOLDERS’ GENERAL MEETING

Article 10 Shareholders’ general meeting shall be convened by the board of directors, and shall be classified as annual general meeting and extraordinary general meetings.

Article 11 The annual general meeting shall be convened once a year, and shall take place within 6 months of the end of the previous financial year.

Article 12 The board of directors shall convene an extraordinary general meeting within 2 months after the occurrence of any one of the following circumstances:

(1) where the number of directors fall short of the number stipulated in the Company Law or is below two-thirds of the number required by the Articles;

(2) where the accrued losses of the Company amount to one-third of its total paid-up capital;

(3) where shareholders solely or collectively holding more than 10% of the Company’s issued shares carrying the right to vote make a request in writing to convene an extraordinary general meeting;

(4) where the board of directors considers it necessary or where the supervisory committee proposes to convene such a meeting;

(5) other circumstances required by the laws, administrative regulations, departmental rules and regulations or the Articles.

Article 13 If the Company fails to convene a shareholders’ general meeting within the above period, it shall report to the authority appointed by the securities regulatory authority under the State Council in the place at which the Company is located and the securities exchange where its shares are listed for trading (hereafter referred to as the “stock exchange”), and shall give the reasons and make an announcement in respect thereof.

Article 14 An independent director shall have the right to propose to the board of directors for holding an extraordinary general meeting. With regard to the proposal made by the independent director for holding an extraordinary general meeting, the board of directors shall, in accordance with the laws, administrative regulations, departmental rules and regulations, and the Articles, give a written reply on whether to hold the extraordinary general meeting or not within 10 days upon receipt of the proposal.

If the board of directors agrees to hold the extraordinary general meeting, it shall serve a notice of such meeting within 5 days after the resolution is made by the board of directors. If the board of directors does not agree to hold the extraordinary general meeting, it shall give the reasons and make an announcement in respect thereof.

Article 15 The supervisory committee shall have the right to propose to the board of directors for holding an extraordinary general meeting, and shall put forward its proposal to the board of directors in writing. The board of directors shall, in accordance with the laws, administrative regulations, departmental rules and regulations and the Articles, give a written reply on whether to hold the extraordinary general meeting or not within 10 days upon receipt of the proposal.

If the board of directors agrees to hold the extraordinary general meeting, it shall serve a notice of such meeting within 5 days after the resolution is made by the board of directors. In the event of any change to the original proposal set forth in the notice, the consent of the supervisory committee shall be obtained.

If the board of directors does not agree to hold the extraordinary general meeting or fails to give a written reply within 10 days upon receipt of the proposal, it shall be regarded that the board of directors cannot perform or fails to perform the duty of convening the extraordinary general meeting, and the supervisory committee may convene and preside over the meeting by itself.

Any expenses necessary for convening shareholders’ general meetings by the supervisory committee shall be borne by the Company.

Article 16 Shareholders shall comply with the following procedures when they propose to convene an extraordinary general meeting or a class shareholders’ general meeting:

(1) two or more shareholders individually or jointly holding more than 10% of the Company’s shares carrying the right to vote at the meeting proposed to be held may sign one or more written request(s), the form and substance of which are the same, to propose to the board of directors for holding an extraordinary general meeting or a class shareholders’ general meeting, and shall list out definite topics to be transacted at the meeting in the request. The board of directors shall, upon receipt of the aforesaid written request, convene the extraordinary general meeting or the class shareholders’ general meeting as soon as possible. The shareholdings mentioned above shall be calculated on the date when the shareholders make such written request.

(2) If the board of directors does not serve a notice of such meeting within 30 days upon receipt of the aforesaid written request, the shareholders making such request may convene the meeting by themselves within four months upon receipt of the request by the board of directors, and the procedures for convening such meeting shall be as similar to that for convening a shareholders’ general meeting by the board of directors as possible.

Any reasonable cost in connection with the convening and holding of the meeting by the shareholders themselves as a result of the failure on the part of the board of directors to hold such meeting as required above shall be borne by the Company, and shall be deducted from the amount due to the directors of the Company who are in default.

Article 17 Where the supervisory committee or shareholders decide to convene shareholders’ general meetings by itself/themselves, it/they shall notify the board of directors in writing and file with the authority appointed by the securities regulatory authority under the State Council in the place at which the Company is located and the stock exchange.

Prior to the publication of the resolution of the shareholders’ general meeting, the shareholding of shareholders who convene the meeting shall be no less than 10%.

The supervisory committee or shareholders convening the shareholders’ general meeting shall, upon giving a notice of such meeting and publishing the resolution thereof, submit the relevant documentation and materials to the securities regulatory authority under the State Council in the place at which the Company is located and the stock exchange.

Article 18 With regard to the shareholders’ general meeting convened by the supervisory committee or shareholders on its/their own initiative, the board of directors and its secretary shall offer cooperation. The board of directors shall provide a register of shareholders as of the shareholding record date. If the board of directors fails to provide the register of shareholders, the convener may apply to the securities registration and clearing authority to obtain it upon presentation of the announcement relating to the notice of the shareholders’ general meeting. The register of shareholders obtained by the convener shall not be used for other purposes except for the shareholders’ general meeting.

CHAPTER 4 QUALIFICATION OF SHAREHOLDERS ATTENDING THE SHAREHOLDERS’ GENERAL MEETING

Article 19 All the shareholders of the Company whose names appear in the register of shareholders at the close of business of the shareholding record date specified in the notice of a shareholders’ general meeting shall be entitled to attend and vote at the meeting.

Article 20 Any shareholder entitled to attend and vote at a shareholders’ general meeting of the Company shall be entitled to appoint one or more persons (who need not be a shareholder or shareholders) as his proxies to attend and vote on his behalf.

Article 21 The instrument appointing a proxy shall be in writing under the hand of the principal or his attorney duly authorized in writing or, if the principal is a legal person, it shall be under seal or under the hand of a director or attorney duly authorized.

Article 22 The instrument appointing a proxy shall be deposited at the residence of the Company or at the other place specified in the notice of a meeting no later than 24 hours prior to the meeting at which the proxy is authorized to vote or 24 hours before the time specified for the voting. Where such an instrument is signed by a person under power of attorney on behalf of the principal, that power of attorney or other authorization documents shall be notarised. The notarised documents and other authorization documents shall, together with the instrument appointing the proxy, be deposited at the Company’s residence or at the other place specified for that purpose in the notice of the meeting.

If the principal is a legal person, its legal representative or a person appointed by its board of directors or other decision-making body shall be entitled to attend the shareholders’ meeting of the Company on behalf of the principal as its proxy.

Article 23 Any form issued to a shareholder by the board of directors of the Company for appointing a proxy shall provide the shareholder with the flexibility to instruct the proxy to vote in favour of or against, for each of the resolutions to be decided at the meeting. Such a form shall contain a statement that, in default of instructions, the proxy may vote as he thinks fit.

Article 24 A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or loss of capacity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the share in respect of which the proxy is given, provided that no notice in writing of such death, loss of capacity, revocation or transfer shall have been received by the Company before the commencement of the meeting at which the proxy is issued.

Article 25 A proxy appointed by a shareholder shall enjoy the following rights pursuant to authorization of that shareholder:

(1) to have the same right as the shareholder to speak at the shareholders’ general meeting;

(2) to have the right to vote by hand or on a poll, but a proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

Article 26 The eligibility of a shareholder or his proxy to be present at the shareholders’ general meeting shall be deemed invalid if the evidence produced involves one of the following conditions:

(1) his identity card is found to be forged or expired or has been altered or does not comply with the relevant requirements of the Laws of the People’s of Republic of China on the Identity Card of Residents, such as incorrect digitals found in his identity card number;

(2) the information for certifying the identity produced by him is illegible;

(3) where multiple proxies shall have been appointed by the shareholder and the signatures on the instrument appointing proxies are inconsistent;

(4) the signature on the instrument appointing proxies faxed in for registration and that on the original copy of the instrument produced when attending the shareholders’ general meeting are inconsistent;

(5) lack of signature or seal on the instrument;

(6) there are some other information in the relevant evidence produced that are obviously in violation of the relevant provisions of the laws, regulations and the Articles.

CHAPTER 5 PROPOSALS AND NOTICE OF THE SHAREHOLDERS’ GENERAL MEETING

Article 27 When the shareholders’ general meeting is held, the board of directors, the supervisory committee and the shareholders solely or collectively holding more than 3% of the Company’s shares shall have the right to put forward a proposal to the Company, and the Company shall incorporate those matters in the proposal which fall within the scope of the duties of the shareholders’ general meeting into the agenda of such meeting.

Article 28 The content of a proposal shall be determined by the shareholders’ general meetings, have definite topics and specific matters for resolution, and shall be in line with the relevant requirements of the laws, administrative regulations, departmental rules and regulations and the Articles.

Article 29 Where the Company convenes a shareholders’ general meeting, a written notice to notify all shareholders whose names appear in the share register must be given no later than 45 days before the meeting of the matters to be considered and the date and venue of the meeting. Any shareholder intending to attend the meeting shall deliver to the Company a written reply showing his intention to attend not less than 20 days before the meeting.

Article 30 The Company shall calculate the number of voting shares represented by the shareholders who have indicated their intention to attend the shareholders’ general meeting based on the written replies received not less than 20 days before the meeting. Where the number of such voting shares reaches half of the Company’s total number of such shares, the Company may convene the shareholders’ general meeting. Otherwise, the Company shall, within 5 days, inform the shareholders again of the matters to be considered, the date and the venue of the meeting by way of public announcement. After making the announcement, the shareholders’ general meeting may be convened.

Article 31 The notice of the shareholders’ general meeting shall meet the following requirements:

(1) be made in writing;

(2) specify the place, date and time for the meeting;

(3) set out the matters to be considered at the meeting;

(4) provide the shareholders with such information and explanation as necessary for them to make informed decisions in connection with the matters to be discussed; this principle includes (but is not limited to) where the Company proposes to merger with the other, repurchase its shares, restructure its share capital or to undergo other reorganization, the specific terms and conditions of the proposed transactions must be provided in detail together with copies of the contracts related thereto, if any, and the causes and effect of the same must be properly explained;

(5) contain a disclosure of the nature and extent of the material interests of any director, supervisor, president, vice-president and other senior officer in the proposed transaction and the effect which the proposed transaction will have on them in their capacity as shareholders insofar as it is different from the effect on interests of shareholders of the same class;

(6) contain the full text of any special resolution to be proposed and approved at the meeting;

(7) contain a clear statement that a shareholder who has the right to attend and vote at the meeting shall have the right to appoint one or more than one proxies to attend and vote at the meeting on its behalf and that such proxies need not be shareholders;

(8) state the date and place to serve a proxy form to appoint a proxy to vote at the meeting.

Article 32 Notice of a shareholders’ general meeting shall be served on each shareholder, whether or not entitled to vote thereat, by personal delivery or prepaid mail to the shareholder at his address, as shown in the register of shareholders. For holders of domestic shares, notice of the shareholders’ general meetings may be given by public announcement.

The public announcement referred to in the preceding paragraph shall be published in one or more newspapers specified by the securities regulatory authority under the State Council on any day from forty-five to fifty days prior to the meeting. Once the announcement has been published, all holders of domestic shares shall be deemed to have received notice of the relevant meeting.

Article 33 The accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting by, any person entitled to receive notice shall not invalidate the meeting and the resolutions adopted at the meeting.

Article 34 Notices or supplementary notices of shareholders’ general meetings shall thoroughly and completely disclose the specific contents of all proposals, as well as all the information or explanations which are necessary for the shareholders to make a reasonable judgement in respect of the matters to be discussed.

Article 35 If the election of directors or supervisors is proposed to be discussed at a shareholders’ general meetings, the notice of such meeting shall fully disclose the detailed information of the candidates for directors or supervisors, which shall at least include:

(1) personal particulars, including educational background, working experiences, and concurrent positions;

(2) whether one has any connected relationship with the Company, its controlling shareholders and actual controllers;

(3) the amount of shares of the Company one holds; and

(4) whether one has been subjected to the punishment of the securities regulatory authority under the State Council or any other relevant department or the reprimand of the stock exchange.

Article 36 After giving the notice of shareholders’ general meeting, such meeting shall not be postponed or cancelled and the proposal set out in the notice shall not be cancelled without proper reasons. In the case of any postponement or cancellation of the meeting, the convener shall make an announcement and give the reasons therefor at least 2 working days prior to the date on which the meeting is originally scheduled.

CHAPTER 6 CONVENING OF THE SHAREHOLDERS’ GENERAL MEETING

Article 37 The board of directors or any other convener shall take necessary measures to ensure the proper order of shareholders’ general meetings. Save for the personnel specified in Article 4 of these Rules, the Company shall have the right to refuse any other parties to enter the place where the meeting is held.

Article 38 Shareholders’ general meetings shall be held at a meeting place in the form of on-site meeting. The Company may use a safe, economical and convenient network or any other means for its shareholders to conveniently participate in such meetings. Shareholders participating in the shareholders’ general meetings by any aforesaid means shall be regarded as having attended the meetings.

A shareholder may personally attend the shareholders’ general meetings and exercise his right to vote, or may authorize others to attend the meetings on his behalf and within the scope of authorization to exercise the right to vote.

Article 39 The convener and the lawyer shall jointly verify the validity of the shareholders’ qualifications based on the register of shareholders provided by the securities registration and clearing authority, and shall register the names of the shareholders as well as the amount of their voting shares. The registration for a meeting shall be completed before the chairman of the meeting announces the number of shareholders and proxies that attend the meeting and the total amount of their voting shares.

Article 40 When a shareholders’ general meeting is convened, the Company shall retain lawyers to issue legal opinions and make an announcement in respect of the following issues:

(1) whether the procedures for convening and holding the meeting are in compliance with the laws, administrative regulations, departmental rules and regulations, the Articles and these Rules;

(2) whether the qualifications of the attendees and the convener are lawful and valid;

(3) whether the voting procedures and the results of the meeting are lawful and valid;

(4) issuing legal opinions in respect of other relevant matters as required by the Company.

Article 41 A shareholders’ general meeting shall be convened by the chairman of the board of directors who shall preside as chairman of the meeting. If the chairman of the board of directors cannot attend the meeting for any reasons, the vice-chairman shall preside at the meeting as chairman. If the chairman and vice-chairman of the board of directors fail to attend the meeting, the board of directors may designate a director of the Company to preside at the meeting as chairman on its behalf. If a chairman has not been designated, shareholders attending the meeting may elect a person to act as chairman. If for any reason the shareholders cannot elect a chairman, the shareholder with the greatest number of voting shares present at the meeting (including his proxy) shall act as chairman.

A shareholders’ general meeting convened by the supervisory committee itself shall be chaired and presided by the chairman of the supervisory committee. If the chairman of the supervisory committee cannot perform or fails to perform his duties, the majority of the supervisors shall jointly elect a supervisor to chair the meeting.

A shareholders’ general meeting convened by the shareholders themselves shall be presided by a representative elected by the convener.

When the shareholders’ general meeting is held and the chairman of the meeting violates these Rules which makes it difficult for the shareholders’ general meeting to continue, a person may elected at the shareholders’ general meeting to act as the chairman of the meeting, subject to the approval of more than half of the shareholders having the voting rights who are present at the meeting.

Article 42 The chairman of a meeting shall, prior to voting, declare the number of shareholders and their proxies attending the meeting as well as the total number of their voting shares, and the number of shareholders and their proxies attending the meeting or the total number of their voting shares shall be that as indicated in the meeting’s register.

Article 43 When a shareholder has an interest in the matters to be discussed at a shareholders’ general meeting, he shall abstain from voting in respect thereof and the number of voting shares represented by him shall be excluded from the total number of voting shares represented by the shareholders attending the meeting.

The Company has no voting right for the shares it holds, and such part of shares shall be excluded from the total number of voting shares represented by the shareholders attending the shareholders’ general meeting.

CHAPTER 7 CONSIDERATION OF PROPOSALS

Article 44 Consideration of and voting on all the proposals set forth in the agenda of a shareholders’ general meeting shall be made at the meeting. Unless the shareholders’ general meeting is adjourned or no resolution can be made due to special reasons such as force majeure, voting of such proposals shall neither be put on hold nor refused at the shareholders’ general meeting.

Article 45 No amendment shall be made to a proposal when it is considered at a shareholders’ general meeting. Otherwise, the relevant amendment shall be regarded as a new proposal and shall not be voted at the shareholders’ general meeting.

Article 46 Shareholders may make inquiries about the proposals to be considered, and the directors, supervisors, president, vice-president and other senior officers of the Company shall provide answers or explanations in connection with queries and proposals raised by the shareholders at a shareholders’ general meeting.

Article 47 The chairman of a meeting, and the directors, supervisors, president, vice-president and other senior officers of the Company may refuse to answer any queries raised by shareholders under any of the following circumstances provided that they shall state the reasons:

(1) the matters inquired are irrelevant to the topics discussed at the meeting;

(2) the matters inquired is subject to investigation;

(3) trade secrets of the Company are involved in the matters inquired.

Article 48 The chairman of the meeting shall have the power to declare the adjournment of the meeting, base on the progress and arrangement of the meeting.

CHAPTER 8 VOTING OF THE SHAREHOLDERS’ GENERAL MEETING

Article 49 In general circumstances, voting on all the proposals as a whole shall be made after they are considered by shareholders at a shareholders’ general meeting. Any proposal may also be considered and put to vote by shareholders separately.

Article 50 Unless otherwise required by the laws, regulations, departmental rules and regulations and the Articles, shareholders (including proxies) who vote at a shareholders’ general meeting shall exercise their voting rights in relation to the amount of voting shares they represent. Each share carries the right to one vote.

Article 51 On a poll taken at a meeting, a shareholder (including his proxies) entitled to two or more votes need not cast all his votes in the same way.

Article 52 In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands take place or at which the poll is demanded shall be entitled to one additional vote.

Article 53 Before a voting on proposals is made at a shareholders’ general meeting, two shareholders’ representatives shall be recommended to take part in the counting and monitoring of the ballots. If a shareholder has an interest in any matter to be considered, the shareholder and his proxy shall not take part in the counting and monitoring of the ballots.

When voting on the proposals is made at the shareholders’ general meeting, the lawyers, representatives of both shareholders and supervisors shall be jointly responsible for the counting and monitoring of the ballots.

Article 54 The board of directors and other conveners shall ensure that a shareholders’ general meeting is held continuously within the reasonable working time until reaching the final resolutions. In the event that the shareholders’ general meeting cannot be held normally or fails to reach any resolution due to force majeure or other special reasons, the board of directors of the Company and other conveners shall explain the same to the stock exchange and make an announcement in respect thereof, and shall be obligated to take necessary measures to resume the shareholders’ general meeting as soon as possible.

CHAPTER 9 SPECIAL PROCEDURES FOR VOTING BY CLASS SHAREHOLDERS

Article 55 Holders of different classes of shares are class shareholders.

Class shareholders shall enjoy rights and assume obligations in accordance with the laws, administrative regulations, departmental rules and regulations and the Articles.

Article 56 Any proposal by the Company to vary or abrogate the rights conferred on any class shareholders must be approved by a special resolution of the shareholders’ general meeting and by the class shareholders affected at a separate meeting convened in accordance with Article 58 to Article 62 of these Rules.

Article 57 The rights of class shareholders shall be deemed to be varied or abrogated in the following circumstances:

(1) the increase or decrease of the number of shares of such class, or the increase or decrease of the number of shares of a class having voting or equity rights or privileges equal or superior to the shares of such class;

(2) the exchange of all or part of the shares of such class into shares of another class, or the exchange of all or part of the shares of another class into the shares of such class or conferring such right of exchange;

(3) the removal or reduction of rights to accrued dividends or cumulative dividends attached to shares of such class;

(4) the reduction or removal of a dividend preference or a liquidation preference attached to shares of such class;

(5) the increase, removal or reduction of conversion privileges, options, voting rights, transfer or pre-emptive rights or rights to acquire securities of the Company attached to shares of such class;

(6) the removal or reduction of right to receive amounts payable by the Company in particular currencies attached to shares of such class;

(7) the creation of a new class of shares having voting or equity rights or other privileges equal or superior to the shares of such class;

(8) the imposition of restrictions or additional restrictions on the transfer of the shares of such class and their ownership;

(9) the issue of rights to subscribe for, or convert into, shares of such class or another class;

(10) the increase in rights or privileges of shares of another class;

(11) the restructuring of the Company which will result in shareholders of different class bearing a disproportionate burden of such proposed restructuring; and

(12) the variation or abrogation of the provisions of this chapter.

Article 58 Shareholders of the affected class, whether or not otherwise having the right to vote at shareholders’ general meetings, shall nevertheless have the right to vote at class meetings in respect of matters concerning Articles 57 (2) to (8) and (11) to (12), but interested shareholder(s) shall not be entitled to vote at class meetings.

“Interested shareholder(s)” specified in the preceding paragraph refers to:

(1) in the event of a repurchase of shares by the Company by way of a general offer to all shareholders pro rata to their shareholding or by way of public transactions on a stock exchange, an “interested shareholder” is a controlling shareholder within the Article 56 of the Articles;

(2) in the event of a repurchase of shares by the Company by an agreement outside the stock exchange, an “interested shareholder” is a shareholder related to the agreement;

(3) in the event of a reorganization of the Company, an “interested shareholder” is a shareholder who assumes a relatively less proportion of obligation than that of any other shareholder of that class or who has an interest different from that of any other shareholder of that class.

Article 59 Resolutions of any class of shareholders shall be made by votes of not less than two-thirds of the voting rights of shareholders of that class represented at that meeting who, according to Article 58, are entitled to vote at class meetings.

Article 60 Where the Company convenes a class meeting of shareholders, it shall, at least forty-five days before that meeting, issue a written notice to notify the respective shareholders of that class whose names appear in the share register of the matters to be considered and the date and venue of the meeting. Shareholders intending to attend the meeting shall, at least twenty days before the meeting, deliver to the Company a written reply showing their intention to attend such meeting.

Where the number of voting shares represented by those shareholders intending to attend the meeting reaches more than half of the total number of voting shares of that class, the Company may convene the class meeting. Otherwise, the Company, shall within five days, inform the shareholders again of the matters to be considered and the date and venue of the meeting by way of a public announcement. After making the announcement, the class meeting may be convened.

Article 61 Notices of class meetings need only be served on shareholders entitled to vote thereat.

Meetings of any class of shareholders shall be conducted as similar to that of a shareholders’ general meetings as possible. Provisions in these Articles with respect to the holding of any shareholders’ general meeting shall apply to any meeting of a class shareholders.

Article 62 Apart from holders of other classes of shares, holders of domestic shares and overseas listed foreign shares are deemed to be shareholders of different classes.

The special procedures for approval by class shareholders shall not apply:

(1) where the Company issues, either separately or concurrently, domestic shares and overseas listed foreign shares in numbers not exceeding 20 per cent. of the number of domestic shares and overseas listed foreign shares then in issue respectively in any 12-month period as approved by a special resolution of a shareholders’ general meeting; and

(2) where the Company’s proposal for issuing domestic shares and overseas listed foreign shares upon its establishment is implemented within 15 months from the date of approval by the securities regulatory authority under the State Council.

CHAPTER 10 DISCLOSURE OF THE RESOLUTION OF SHAREHOLDERS’ GENERAL MEETING

Article 63 Resolutions of the shareholders’ general meeting shall be announced in a timely manner. The number of shareholders and their proxies attending the meeting, the total number of voting shares they represented and the proportion of these shares to the total number of the voting shares of the Company, the voting method, the results of the polls for every proposal and the details of each of the resolutions passed shall be stated clearly in the announcement.

The Company shall make statistics and an announcement in respect of the holders of domestic shares and foreign shares attending the meeting and their respective voting result.

Article 64 In the event that a proposal in connection with the meeting has not been adopted or the resolutions of the preceding shareholders’ general meeting have been changed at the current shareholders’ general meeting, the board of directors shall specify the same in the announcement of the resolutions of the shareholders’ general meeting.

Article 65 Where a proposal on cash dividends, bonus shares or increase of share capital by way of transfer from capital reserves, the Company shall implement the specific scheme within 2 months upon conclusion of the shareholders’ general meeting.

CHAPTER 11 MINUTES OF THE SHAREHOLDERS’ GENERAL MEETING

Article 66 A secretary of the board of directors shall be responsible for the minutes of shareholders’ general meetings. The minutes shall set out the following:

(1) the date, place and agenda of the meeting, and the name of the convener;

(2) the name of the chairman of the meeting, and the directors, supervisors, president, vice-president and other senior officers of the Company attending or present at the meeting;

(3) the number of shareholders and proxies attending the meeting, the total number of voting shares they represent and the proportion of these shares to the total number of shares of the Company;

(4) the process of discussion in respect of each proposal, highlights of the proposals considered which are proposed by the persons who speak at the meeting and the results of the poll;

(5) details of the inquiries or recommendations of the shareholders, and the corresponding response or explanations;

(6) the name of the lawyer, counting officer and monitoring officer;

(7) other matters which, according to the provisions of the Articles, shall be recorded in the minutes of the meeting.

Directors and supervisors attending the meeting, the secretary to the board of directors, the convener or their representatives, and the chairman of the meeting shall sign the minutes of the meeting, and shall guarantee the truthfulness, accuracy and completeness of the minutes. The minutes of the meeting and the signed attendance record of those shareholders on the spot and the powers of attorney of those attending by proxy, the valid information relating to the voting on line and by other means shall be kept for no less than 10 years.

Article 67 Copies of the minutes of meeting shall be open for free inspection during the business hours of the Company by any shareholder. If a shareholder demands from the Company a copy of such minutes, the Company shall send a copy to him within 7 days of the receipt of reasonable charges.

CHAPTER 12 SUPPLEMENTARY PROVISIONS

Article 68 These Rules will become effective from the date on which it is passed by the Company at its shareholders’ general meeting.

Article 69 In the event of any matter not covered by these Rules or any conflict between these Rules and the laws, administrative regulations, departmental rules and regulations, regulatory rules of the country where the Company is listed and the Articles, the above said laws, administrative regulations, departmental rules and regulations, regulatory rules of the country where the Company is listed and the Articles shall prevail.

Article 70 The phrases “more than” and “within” as mentioned in these Rules includes the numbers indicated themselves, while “exceeding” and “less than” excludes the numbers indicated themselves.

Article 71 These Rules shall be interpreted by the board of directors of the Company.

APPENDIX 3 PROCEDURAL RULES FOR BOARD OF DIRECTORS MEETINGS

EXPLANATORY NOTE OF THE AMENDMENT OF THE PROCEDURAL RULES FOR BOARD OF DIRECTORS MEETINGS

In accordance with the requirements of such relevant laws, administrative regulations, departmental regulations and other regulatory documents including the Guideline on Articles of Association of Listed Companies and the Articles of Association for the China Life Insurance Company Limited, the Company proposes to amend the Procedural Rules for Board of Directors Meetings for the China Life Insurance Company Limited (the “Original Rules for Board of Directors Meeting”). The amended Procedural Rules for Board of Directors Meetings shall become effective after approval by the shareholders’ general meeting, and on completion of the listing of the A Shares.

CHAPTER 1 GENERAL PROVISIONS

Article 1 In order to enhance the corporate governance framework, further clarify the duties and authorities of the board of directors, standardize rules governing the meeting and working procedures of the board of directors and ensure the effective implementation of the duties delegated by the all shareholders, the board of directors formulates the Procedural Rules of the Board of Directors Meetings (the “Rules”) of China Life Insurance Company Limited (the “Company”) pursuant to the requirements of relevant laws, administrative regulations, departmental regulations and regulatory rules of the places of listing for the shares of the Company, including the Company Law of the People’s Republic of China (“Company Law”), the Securities Law of the People’s Republic of China, Governance Standards for Listed Companies, Opinion on Further Promoting Regulation of Operation and In-Depth Reform of Companies Listed Overseas, Certain Opinions on the Further Information Disclosure of Companies Listed Overseas, Working Guidelines for the Secretary to the Board of Directors for Companies Listed Overseas, and the articles of association for the China Life Insurance Company Limited (the “Articles”) in association with the prevailing circumstances of the Company.

Article 2 The Rules interpret and supplement the principles and terms of the Procedural Rules of the Board of Directors Meetings in the Articles.

CHAPTER 2 DUTIES OF THE BOARD OF DIRECTORS

Article 3 The board of directors exercises the powers delegated and authorized in the shareholders’ meetings under the Company Law and the Articles, including the duties of convening the shareholders’ meetings, reporting on its work to the shareholders’ general meetings, implementing the resolutions of the shareholders’ general meeting and being responsible to the shareholders’ meeting.

Article 4 The board of directors is the standing decision-making body of the Company, exercising the decision-making power with respect to the development strategies, operational plans, financial controls and personnel management of the Company in accordance with the Rules.

Article 5 The duties of the board of directors with respect to development strategies and operation plans of the Company include:

(1) To submit the following matters for approval by the shareholders’ general meetings after being considered and approved by the board of directors:

1. Transactions such as “Connected Transactions”, “Major Transactions”, “Very Substantial Disposals”, “Very Substantial Acquisitions” and “Reverse Takeover” which are subject to the approval by shareholders as required by the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited;

2. Increase or reduction in the registered capital of the Company and repurchase of the shares by the Company;

3. Capital increase by way of new issue of shares and issue of corporate debentures by the Company;

4. Merger, spin-off, liquidation and alternation of the form of the Company;

5. Amendments of the Articles.

(2) To consider and approve the following matters without submitting to the shareholders’ general meetings for approval:

1. Annual operational plans of the Company;

2. Strategic deployment plans for assets and risk management policies of the Company;

3. Establishment and restructuring of internal management organizations of the Company;

4. Establishment of special committees under the board of directors, appointment and dismissal of the chairman and members of each special committee;

5. Fundamental management system of the Company;

6. Various investments proposal within the authorities of the board of directors;

7. Authorizations of investment decisions made by the management of the Company.

Article 6 The duties of the board of directors with respect to financial control include:

(1) To submit the following matters for approval by the shareholders’ general meetings after being considered and approved by the board of directors:

1. The policies of profit distribution, and the proposals of profit distribution and loss recovery of the Company;

2. When disposing of fixed assets, the board of directors shall formulate the proposal for disposing of such fixed assets if the sum of the expected value of the fixed assets to be disposed of and the value derived from the disposal of fixed assets within 4 months before such proposal of disposing the fixed assets exceeds 33% of the value of fixed assets as showed on the latest balance sheet being considered and approved by the shareholders’ general meeting;

3. Appointment, dismissal and discontinuance of appointment of the accounting firm which conducts external audit for the Company.

(2) To consider and approve the following matters without submitting to the shareholders’ general meetings for approval:

1. The working plan for the audit work of the Company;

2. The annual investment and financing plans within the scope of the annual financial budget as approved by the shareholders’ general meeting;

3. When disposing of fixed assets, the board of directors shall decide the proposal for disposing of such fixed assets if the sum of the expected value of the fixed assets to be disposed of and the value derived from the disposal of fixed assets within 4 months before such proposal of disposing the fixed assets does not exceed 33% of the value of fixed assets as showed on the latest balance sheet being considered and approved by the shareholders’ general meeting;

4. With the approval of over two-thirds of all directors, the board of directors may exercise following powers in accordance with laws:

(1) a single investment in equity the amount of which is below 10% of the Company’s latest audited net asset value;

(2) a single loan the amount of which is less than 10% of the Company’s latest audited net asset value and the debt ratio to the Company’s assets remains under 70% after such financing;

(3) mortgages or pledges of assets the cumulative outstanding amount of which does not reach 30% of the Company’s latest audited total assets;

(4) external guarantees of less than 3% of the Company’s latest audited net asset value for a single guarantee and less than 10% of such value for the cumulative amount of such guarantees;

(5) the limitations set out in (1) to (3) above (including the ratios) do not include operational activities such as investments, borrowings and mortgaging and pledging of assets if such authorities are for the purpose of utilising insurance funds; the above matters involving disposal of assets (including acquisition, disposal and swap) or connection transactions are to be conducted in accordance with the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited;

5. A single sponsorship or donation to social charities and other communities activities of below RMB10 million (a single sponsorship or donation to social charities and other communities activities of below RMB2 million is at the discretion of the management);

6. The Company’s investment strategies;

7. The accounting policy and treatment of the Company;

8. The Company’s financial information and disclosures.

Article 7 The power of the board of directors with respect to personnel management includes:

(1) To submit the following matters for approval by the shareholders’ general meetings after being considered and approved by the board of directors:

1. the criteria for the directors’ remunerations;

2. nomination of director candidates;

3. proposal for replacement of a director.

(2) To consider and approve the following matters without submitting to the shareholders’ general meetings for approval:

1. approval of a director’s written resignation;

2. strategies and planning of the Company’s human resources development;

3. determination of the primary duties and authorities of the president, financial officer in charge and secretary to the board of directors;

4. appointment or removal of the president and secretary to the board of directors, and appointment and removal of vice-president and other senior management officer (excluding secretary to the board of directors) as determined by the Board according to the proposal of the president;

5. remuneration and allowances of the Company’s senior management officer, and formulation of the Company’s share option scheme;

6. assessment of the president’s performance;

7. approval and appointment of shareholder representative of subsidiaries, and recommendation of director, supervisor and financial officer in charge of subsidiaries in accordance with articles of the subsidiaries or provisions pursuant to agreements;

8. approval of staff retirement and pension plans and other benefit schemes.

Article 8 The duties of the board of directors with respect to the supervision and examination of the Company’s development and operation include:

(1) To oversee the implementation of the Company’s annual financial budget, and examine the progress of various plans;

(2) To assess the Company’s operation results regularly and make proposals on improvement, and to supervise implementation of the Company’s management;

(3) To assess the Company’s system of internal control on a regular basis;

(4) To discuss the development opportunities of the Company and risks that the Company faces; examine the change in various objective factors that could affect the Company; identify obstacles for the Company’s development; analyse the Company’s trend of changes; and propose plans to change the Company’s development strategies.

Article 9 The board of directors is empowered to decide on important matters relating to the Company’s development strategy, operational management, financial audit and personnel management not specified by the Articles and the Rules to be exercised by the powers of the shareholders’ general meeting.

Article 10 The board of directors and its special committees can appoint intermediaries to provide professional advice, with costs to be borne by the Company.

CHAPTER 3 DIRECTORS

Article 11 The board of directors of the Company shall comprise of 13 directors, with one chairman and may also have one vice-chairman. The board of directors shall have at least one non-executive director and at least have one third of the members of the board of directors shall be independent directors.

Article 12 In order to qualify as a director, the requirements of the relevant laws, administrative regulations and departmental regulations of the People’s Republic of China, regulatory rules of the place where the Company’s shares are listed and the Articles must be fulfilled.

A director need not hold shares of the Company.

Article 13 Directors shall be elected at the shareholders’ general meeting. A director’s term shall be three years, and is renewable upon re-election when it expires.

A director’s term shall be from the date of passing of the resolution by the shareholders’ general meeting to the date of expiry of the current term of directors.

The board of directors or the nomination and remuneration committee of the board of directors is responsible for the nomination of director candidates in writing to the annual general meeting and extraordinary general meeting.

A written notice of the intention to nominate a person for election as a director and a notice in writing by that person indicating his acceptance of such nomination shall be given to the Company seven days before the date of the shareholders’ general meeting.

The Company shall disclose detailed information relating to the director candidates prior to the shareholders’ general meeting to ensure sufficient understanding of the candidates by shareholders.

After being elected, a director shall sign and submit the Declaration and Undertaking with regard to Directors in accordance to the requirements of the stock exchange on which the shares of the Company are listed. An independent director shall also enter into a contract of appointment with the Company.

Article 14 Subject to contrary provisions of the relevant laws, administrative regulations, departmental regulations and the Articles, the board of directors or shareholder(s) individually or jointly holding more than 3% of the total number of the Company’s shares carrying voting rights are entitled to nominate candidate of directors (other than independent directors); the board of directors, the supervisory committee or shareholder(s) individually or jointly holding more than 1% of the total number of the Company’s shares carrying voting rights are entitled to nominate candidate for independent directors.

Article 15 If a director (other than an independent director) fails to attend two consecutive board of directors meetings in person and has not appointed another director to attend the board of directors meeting on his behalf, he shall be deemed as unable to perform his duty. The board of directors shall therefore recommend his removal to the shareholders’ general meeting.

Article 16 Subject to the relevant laws, administrative regulations, departmental regulations and regulatory rules of the place where the Company’s shares are listed, a director whose term of office has not yet expired may be replaced by an ordinary resolution of the shareholders’ general meeting (but the right to lodge a claim under any contract is not affected).

The first term of office for the new director in replacement shall expire when the term for the current board of directors expires.

Article 17 A director may resign before his term of office expires. In resigning his duties, a director shall tender a resignation to the board of directors in writing. The board of directors shall make related disclosures in accordance with regulatory requirements of the place of listing. Other than as provided in Article 19 of the Rules, a director’s resignation shall be effective when his resignation is submitted to the board of directors.

Article 18 The duties of a director towards the Company and the shareholders do not necessarily cease when he tenders his resignation or upon the expiry of his term of office. Such director shall continue to observe his duties at any time before the resignation or expiry of term of office, as the case may be, becomes effective and for a reasonable period thereafter. The duty of confidentiality in respect of trade secrets of the Company survives the termination of his term of office until such trade secrets become publicly known. Other duties may continue for such period as the principle of fairness may require depending on the amount of time which has lapsed between the termination and the act concerned and the specific circumstances under which the relationship between the director and the Company was terminated.

Any director who has left his office without authorization before his term of office expires and thereby caused the Company to incur a loss shall be liable for compensation to the Company.

Article 19 If the resignation of a director causes the composition of the board of directors of the Company to fall below the minimum number of members to form a quorum, the resignation of such director shall be effective only after the succeeding director has filled his vacancy.

In the above circumstances, the board of directors shall convene an extraordinary general meeting as soon as possible to elect a director to fill the vacancy caused by his resignation. Before a resolution is made in a shareholders’ general meeting in relation to the election of directors, the functions and powers of such resigning director and other remaining directors shall be subject to reasonable restrictions.

Article 20 Directors shall have the following rights:

(1) to attend and vote in board of directors meetings;

(2) to understand the Company’s business operation, financial position and profitability;

(3) other rights stipulated in the Articles or granted by shareholders’ general meetings or the board of directors.

Article 21 Directors must comply with the Model Code for Securities Transactions by Directors of Listed Issuers of Appendix 10 in the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited; directors shall also adopt written procedures on terms no less exacting than the Model Code for Securities Transactions by Directors of Listed Issuers in respect of transactions of the Company’s securities by the relevant employees. For such purposes, “relevant employees” include employees, or directors or employees of the Company’s subsidiaries or parent company who are likely to be in possession of unpublished price-sensitive information of the Company or its securities.

Article 22 Directors must perform their obligations as provided in the relevant laws, administrative regulations, departmental regulations and regulatory rules of the place where the Company’s shares are listed, and shall be responsible of the corresponding legal liabilities. Directors shall perform duties faithfully, honestly and diligently in the best interests of all shareholders and the Company, and ensure that they have sufficient time and effort to perform their duties.

CHAPTER 4 NON-EXECUTIVE DIRECTORS

Article 23 The functions of non-executive directors include, but not limited to:

(1) participating in board of directors meetings to provide independent opinions on issues relating to strategy, policy, corporate performance, accountability, resources, key appointments and standard of conduct;

(2) taking a leadership role where potential conflicts of interests arise;

(3) serving as members of audit committee, nomination and remuneration committee and other special committees under the board of directors, if invited;

(4) reviewing carefully whether the Company’s performance has achieved the planned corporate targets and objectives, and supervising issues related to the reporting of Company’s performance.

CHAPTER 5 INDEPENDENT DIRECTORS

Article 24 The Company shall establish a system of independent directors in accordance with the Guidance Opinions regarding the Establishment of the System of Independent Directors issued by the China Securities Regulatory Commission (“CSRC”) and the requirements for establishment of independent directors of the place where the Company is listed.

Article 25 Independent directors are directors who do not hold any positions in the Company other than as director and do not maintain with the Company and its substantial shareholders a connection which may possibly hamper their independent and objective judgments.

Article 26 The Company’s independent directors must meet the requirements of the relevant laws, the applicable standards and the general conditions of qualification for directors as stipulated by the Rules. In order to secure their independence, the following persons may not act as an independent director of the Company:

(1) persons employed by the Company or its subsidiaries and their immediate family members and major social connections (immediate family members shall include spouse, parents and issues and major social connections shall include siblings, parents-in-law, sons/daughters-in-law, spouses of siblings, siblings of spouse);

(2) natural person shareholders and their immediate family members who directly or indirectly hold 1% or more of the Company’s issued shares or who are top ten shareholders of the Company;

(3) persons and their immediate family members employed by the shareholder entity which directly or indirectly hold 5% or more of the Company’s issued shares or who are top five shareholder entities of the Company;

(4) persons who belonged to categories (1) to (3) above within the preceding year;

(5) persons who provide financial, legal and consultation services to the Company or its enterprises;

(6) other persons determined by the CSRC and the regulatory authorities of the place where the Company is listed or as provided by the Articles.

Article 27 In addition to the general requirements related to directors, the nomination, election and replacement of independent directors shall comply with the following requirements:

(1) Person nominating candidate for independent director shall fully understand the occupation, academic qualification, title and detailed working experience including all part-time jobs of the candidate and give opinion on his qualification and independence to act an independent director. The candidate for independent directorship shall make an open announcement as to the absence of any relationship between the Company and him which may possibly affect his independent and objective judgment.

The board of directors shall announce the above in accordance with requirements before the shareholders’ meeting for the election of independent directors.

(2) before the shareholders’ general meeting for the election of independent directors, the Company shall submit the relevant information of all candidates to the CSRC, the regulatory authorities and the stock exchange(s) of where the Company is listed. Written opinions of the board of directors shall also be submitted in case the board of directors has any dispute as to the particulars of the nominee.

If the regulatory authorities opposes to the nomination of any candidate, such candidate may not be included as a candidate for independent director.

In convening a shareholders’ general meeting to elect independent directors, the board of directors shall specify if the regulatory authorities have any dispute as to the candidates for independent directors.

(3) The term of office for independent directors is the same as other directors, and the term is renewable upon re-election when it expires, but the renewed term may not be for more than six years.

(4) If an independent director fails to attend three consecutive board of directors meetings in person and has not appointed another independent director to attend the board of directors meeting on his behalf, he shall be deemed as unable to perform his duty. The board of directors shall therefore recommend his removal to the shareholders’ general meeting.

Unless in the above circumstances and in circumstances as specified by the relevant regulatory authorities where a person is prohibited from acting as an independent director, no independent director may be removed before his term of office expires without cause. In case of early removal, the Company shall disclose it by way of special disclosure. If the removed independent director considers that he is removed by the Company improperly, he may make an open declaration.

(5) An independent director may resign before his term of office expires. In resigning his duties, an independent director shall tender a resignation to the board in writing and specify any matter which is related to his resignation or which he considers necessary to bring to the attention of the Company’s shareholders and creditors.

If the resignation of an independent director causes the number of independent directors to fall below the minimum requirements of the relevant regulatory authorities or of the Articles, the resignation of such independent director shall be effective only after the succeeding independent director has filled his vacancy.

Article 28 In accordance with the Rules Governing the Listing of Securities of the Stock Exchange of Hong Kong Limited, independent directors shall perform the following duties and obligations:

(1) to submit an annual confirmation of his independence to the Company;

(2) to form a committee of independent directors or a nomination and remuneration committee to review service contracts of directors;

(3) to conduct annual review on continuing connected transactions;

(4) to seek advice regarding specific connected transactions;

(5) to comply with various requirements of the Rules Governing the Listing of Securities of the Stock Exchange of Hong Kong Limited.

Article 29 The Company shall ensure that the independent directors can perform their duties effectively, and provide the necessary conditions, information and personnel for them to carry out their work.

Article 30 The Company should provide appropriate allowances to independent directors. Other than that, independent directors shall not obtain any other additional interests which are not disclosed from the Company and its substantial shareholders or other interested institutions and persons.

CHAPTER 6 CHAIRMAN OF THE BOARD OF DIRECTORS

Article 31 The board of directors shall include one chairman and may include one vice-chairman. Both the chairman and the vice-chairman are elected and removed by a majority of all members of the board of directors. The term of office for the chairman and vice-chairman is three years, and is eligible for re-election.

Article 32 The chairman is the legal representative of the Company and shall exercise the following duties and powers:

(1) to preside over the shareholders’ meetings;

(2) to arrange the chairman of each special committees under the board of directors, or in the absence of the chairman, a member of such committee to attend the annual general meeting and address the enquiries;

(3) to convene and preside over the meetings of the board of directors, to coordinate the work of each special committees under the board of directors and to lead the day to day operations of the board of directors;

(4) to examine the implementation of resolutions passed by the board of directors;

(5) to sign the securities certificates issued by the Company;

(6) to sign other important documents of the board of directors and to appoint other directors in writing to sign other important documents;

(7) to consider and approve each cost items on the specific fees incurred by the board of directors;

(8) to cast the casting vote in the event the votes for and against of resolutions by the board of directors are the same;

(9) to issue the letter of appointment and removal and engagements for the legal advisers, special advisers and the senior management officers to be appointed and removed by the board of directors in accordance with the resolutions of the board of directors;

(10) to exercise other duties as prescribed by the Articles or conferred by the shareholders’ general meetings or the board of directors.

Article 33 If the chairman is unable to perform his duties, such duties shall be performed by the vice chairman or an executive director.

Article 34 The chairman of the board of directors shall assume the following obligations:

(1) to be accountable to the board of directors and to report his work to the board of directors;

(2) to assume full responsibilities for any damage incurred by the Company as a result of his own act or the act of others as appointed by him in performing his duties that exceeds the scope of authorization conferred by the board of directors;

(3) to assume responsibilities with respect to his leadership for any damage incurred by the Company as a result of his incapabilities in the supervision of the president, financial officer in charge and secretary to the board of directors;

(4) to assume other responsibilities as provided by the laws, administrative regulations, departmental regulations and regulatory rules of the places of listing for the shares of the Company and the Articles.

CHAPTER 7 SPECIAL COMMITTEES UNDER THE BOARD OF DIRECTORS

Article 35 The board of directors shall establish for special committees under it, namely, the audit committee, the risk management committee, the nomination and remuneration committee and the strategy committee. Such special committees shall study specific issues, convene specific meetings regularly or irregularly, communicate with the management, proposes advices and recommendations to the board of directors for decisions and references, and to deal with relevant issues as conferred or authorized by the board of directors.

Article 36 Members of the special committees shall be the directors of the Company. The majority of the nomination and remuneration committee shall comprise of the independent directors. The audit committee shall comprise of at least three members and all members shall be independent directors, and one of such independent directors shall have appropriate professional qualifications or experiences in accounting or related financial management. The members of the audit committee shall comply with the requirements on the independence of directors as provided in Securities and Exchanges Act 1934 of United States.

Article 37 The audit committee is comprised of three to five directors, which is mainly responsible to:

(1) propose the appointment or removal of external audit firms;

(2) monitor the internal audit system of the Company and its implementation;

(3) monitor the appointment and replacement of public intermediaries and audit firms and their remuneration;

(4) review the financial information of the Company and its disclosure;

(5) evaluate the effectiveness of the Company’s internal control systems and to receive complaints from the related parties;

(6) act on its own or at the appointment by the board of directors to study the significant investigation results related to internal control matters and the responses from the management;

(7) perform other duties as conferred or authorized by the board of directors.

Article 38 The risk management committee shall comprise of three to seven directors, which is mainly responsible to:

(1) assist the management in establishing a sound internal control system, and ensure that the internal control system of the Company is adequate to the needs for business development purposes;

(2) formulate business risk management policies of the Company;

(3) preside over the verification on possible risks for the feasibility of major business activities;

(4) conduct performance appraisal to each business departments on regular basis;

(5) review the assessment reports related to business risks and internal control conditions of the Company;

(6) provide advice and make recommendations to the management as to the risks identified from and inherent in the day to day operation of the Company;

(7) coordinate the handling of contingent material risk event or crisis;

(8) perform or exercise other authorities or duties as assigned or delegated by the board of directors.

Article 39 The nomination and remuneration committee shall comprise of three to seven directors, a majority of which shall be independent directors, which is mainly responsible to:

(1) study and propose training plans for directors, presidents, vice- presidents and other senior management officers;

(2) study and propose standards for the appraisal of directors, presidents, vice-presidents and other senior management officers, conduct the appraisal and make recommendations;

(3) propose recommendations to the board of directors with respect to the overall remuneration policies and structures for the directors, presidents, vice-presidents and other senior management officers, and formulate remuneration policies for the establishment of formal and transparent procedures regarding the same;

(4) perform the following duties as delegated by the board of directors, that is to determinate the specific remuneration packages for all executive directors, supervisors, presidents, vice-presidents and other senior management officers, including non-monetary benefits, pension rights and compensation amounts (including the compensation for the loss or termination of office or appointment), and propose the remuneration of non-executive directors and independent directors to the board of directors. The factors to be considered by the nomination and remuneration committee include the emoluments paid by companies of similar nature, time devoted by the directors and the responsibilities of the directors, terms of employment for other positions in the Company and whether the remuneration should be performance-linked or not;

(5) review and approve the performance-linked remuneration with reference to the corporate goals as approved by the board of directors from time to time;

(6) review and approve the payment of compensation to the executive directors and senior management officers who had their offices or appointments lost or terminated, and ensure that such compensation is determined according to the relevant contract terms. In the event such compensation fails to be determined according to the relevant contract terms, the compensation shall be fair and reasonable and shall not result in excessive burden to the Company;

(7) review and approve the compensation arrangement as a result of termination or change of directors for their misconduct, and ensure that such arrangement is determined according to the relevant contract terms. In the event such compensation fails to be determined according to the relevant contract terms, the compensation shall be fair and reasonable and shall not result in excessive burden to the Company;

(8) ensure that any director or any of their associate does not involve in the determination of his own remuneration;

(9) perform or exercise other authorities or duties as assigned or delegated by the board of directors.

Article 40 The strategy committee shall comprise of three to seven directors, which is mainly responsible to study and propose recommendations on the long-term development strategies of the Company, significant investment and financing plans subject to the approval by the board of directors, significant capital operation assets and operation projects subject to the approval by the board of directors and other significant issues affecting the development of the Company. The committee shall also review the implementation of the aforesaid issues and perform other matters as delegated by the board of directors.

Article 41 The special committees shall be accountable to the board of directors, act according to the procedural rules for the board of directors meeting. Proposals made by these special committees shall be submitted to the board of directors for examination and decision.

CHAPTER 8 SECRETARY TO THE BOARD OF DIRECTORS

Article 42 The Company shall have one secretary to the board of directors. The secretary to the board of directors is a senior management officer of the Company.

Article 43 The secretary to the board of directors shall be nominated by the chairman of the board of directors and employed or dismissed by the board of directors. The secretary shall be accountable to the chairman of the board of directors and the board of directors.

The employment qualification for the secretary to the board of directors must comply with the Working Guidelines for the Secretary to the Board of Directors for Companies Listed Overseas, the regulatory rules of the places of listing of the Company and the Articles.

Prior to the appointment of the secretary to the board of directors, the appointment shall be submitted to CSRC and the regulatory authorities of the places of listing of the Company for filing.

Article 44 The board of directors of the Company shall have a secretarial office. The secretarial office is a standing office under the board of directors, which is led by the Secretary to the board of directors. The secretary to the board of directors is responsible for the day to day operations of the board of directors, to report the significant decisions and circumstances regarding the operation and management of the Company regularly to the directors, as well as to organize and coordinate with the board of directors as to information disclosure and investor relations management activities.

Article 45 The main duties of the secretary to the board of directors include:

(1) to organize and arrange for board meetings and general meetings, to be responsible for minutes of meetings, keeping the meeting documents and records;

(2) to ensure that the material issues concerning the resolutions of the board of directors can be strictly implemented in accordance with the specified procedures;

(3) to be responsible for organization, preparation and timely submission of related documents as required by the regulatory authorities, and be responsible for related tasks assigned by the regulatory authorities;

(4) to be responsible for the coordination and organization of the matters on disclosure of information of the board of directors, establishment of a sound system concerning information disclosure, participate in all related meetings of the Company concerning information disclosure and keep abreast of the important business policies and related information in a timely manner;

(5) to establish effective communication channels between the board of directors and the investors so as to keep sufficient and necessary contacts with the investors and to relay, in a timely manner, all the feedbacks including the opinions and suggestions of the investors to the board of directors;

(6) to be responsible for the administration and proper maintenance of the records and information concerning register of shareholders, register of directors, quantity of shares held by substantial shareholders and record of shares held by directors, as well as the name list of the beneficiaries of the outstanding debentures of the Company;

(7) to assist the directors and other senior management officers of the Company to exercise their duties pursuant to the laws, and to remind the directors upon becoming aware that the board of directors passes or may pass resolutions that may breach the relevant regulations;

(8) to coordinate the provision of related information necessary for the supervisory committee of the Company and other approving duties to perform their supervisory functions;

(9) to ensure the complete organizational documents and records of the Company are kept properly and the persons who have the right of access to the relevant documents and records of the Company obtain those documents and records in a timely manner;

(10) to perform other duties as conferred by the board of directors and other duties as required by the regulatory rules of the places of listing of the Company.

Article 46 The directors or other senior management officers of the Company may also act in the capacity of the secretary to the board of directors. In principle, the role of the secretary to the board of directors shall be performed by designated staff. The financial officer in charge and the accountants of the accounting firms engaged by the Company shall not act in the capacity of the secretary to the board of directors. In the event a direct also acts in the capacity of the Secretary to the board of directors, where any act requires to be made by the director and the secretary to the board of directors separately, such director who also acts in the capacity of the secretary to the board of directors shall not make such actions in both capacities.

Article 47 The directors, presidents and relevant departments within the Company shall support the secretary to the board of directors to perform his duties pursuant to the laws, and provide the necessary assurance in terms of organizational structure, staff deployment and costs. Relevant departments of the Company shall actively involve to support the work of the secretary to the board of directors.

Article 48 Any change to the secretary to the board of directors shall submit to CSRC for filing and notify the relevant regulatory authorities at the places the Company is listed. The termination of engagement of former secretary to the board of directors by the board of directors shall, at the same time, re-appoint new secretary to the board of directors in accordance with the required procedures.

CHAPTER 9 PROCEEDINGS OF THE BOARD OF DIRECTORS MEETING

Article 49 The board of directors meetings shall be divided into regular meetings and provisional meetings according to the regularity of such meetings.

Article 50 The regular meetings shall include the following:

(1) The board of directors meetings approving financial reports of the Company:

1. The annual board of directors meetings

The annual board of directors meetings shall be convened with 120 days from the end of the accounting year of the Company. The directors shall approve the Company’s annual reports and deal with other relevant matters at such meetings. Such meetings shall be convened at a time to ensure that the annual reports of the Company will be dispatched to the shareholders within the deadline specified by the relevant regulations and the Articles, that the preliminary annual financial results of the Company will be announced within the deadline specified by the relevant regulations, and that the annual general meeting will be convened within six months from the end of the accounting year of the Company.

2. The interim board of directors meetings

The interim board of directors meetings shall be convened within 60 days from the end of the first six months of the accounting year of the Company. The directors shall approve the Company’s interim reports and deal with other relevant matters at such meetings.

3. The quarterly board of directors meetings

The quarterly board meetings shall be held in the first month of each of the second and fourth quarter of the calendar year. The directors shall approve the Company’s quarterly reports for the preceding quarters at such meetings.

(2) The year-end review meetings:

The year-end review meetings shall be convened in December of each year. The directors shall listen to and approve the president’s report in respect of the expected performance of the Company in the year and the work arrangements for the following year at such meetings.

Article 51 The chairman of the board of directors shall approve the issue of a notice convening the provisional board of directors meeting (deadline of the notice can be less than 14 days but not less than 2 days):

(1) where the chairman of the board of directors considers necessary;

(2) where proposed by shareholders representing 10% of the voting rights;

(3) where proposed by more than one-third of the directors jointly;

(4) where proposed by the supervisory committee or more than half of the independent directors;

(5) where proposed by the president.

Article 52 The board of directors meetings shall be divided into on-site meetings, telephone meetings and meetings by way of written resolutions.

All the meetings of the board of directors may be held by the way of on-site meetings.

The board of directors meetings may be held by the way of telephone meetings or other similar communication equipments. The meetings convened by this way shall ensure that the attending directors are able to hear clearly the directors who speak at the meeting and communicate amongst themselves.

The provisional board of directors meetings may be held by written resolutions, in which case the businesses to be transacted shall be passed by circulating for director’s review and approval. The meetings convened by this way shall only apply to cases where the matters to be examined are comparatively procedural and unique so that the discussion of the businesses to be transacted is unnecessary.

Article 53 Where in a period no meeting is arranged for the board of directors, the executive directors of the Company are authorized to make decision on matters with stricter timings, tighter deadlines and are subject to the approval by the board of directors, and to report and resolve on the next board of directors meeting.

CHAPTER 10 PROCEDURES FOR PREPARING THE BOARD OF DIRECTORS MEETING

Article 54 The businesses to be transacted in the board of directors meetings shall be put forward according to the following priorities:

(1) matters proposed by the directors;

(2) matters proposed by the supervisory committee;

(3) proposals from the special committees of the board of directors;

(4) matters proposed by the president of the Company.

Article 55 The businesses to be transacted in the board of directors meeting shall comply with the following criteria:

(1) comply with the relevant laws, administrative regulations, departmental regulations and regulatory rules of the places of listing for the shares of the Company and the Articles, and such business is within the scope of operations of the Company and the scope of responsibility of the board of directors;

(2) in the interests of the Company and its shareholders;

(3) has clear motions and specific substances;

(4) submit in writing.

Article 56 The secretary to the board of directors shall be responsible to collect the items to be included in the agenda of the meeting. Each person who wish to propose an item to be included in the agenda shall submit the businesses to be transacted and supplementary materials 20 working days before the date of the meeting.

The secretary to the board of directors shall set out the business to be transacted in the meeting and agenda of the meeting after compiling from the relevant materials received and draw up list of attending persons according to the proposal of the person who puts forward the businesses to be transacted, the requirement of the businesses to be transacted in the meetings and the requirement of the Articles, and submit the same to the chairman of the board of directors for examination and approval.

Article 57 A board of directors’ meeting shall be convened by the chairman of the board of directors. If the chairman of the board of directors is unable to convene the meeting, he shall entrust the vice-chairman or an executive director to convene the board of directors meeting. The convenor of the meeting is responsible to sign and issue the notice of meeting. The name of the board of directors meeting shall be “The [*] Meeting of the [*] Session of the board of directors of China Life Insurance Company Limited”.

Article 58 The secretary to the board of directors shall be responsible for arranging the preparation of the notice of the meeting.

The content of the notice of the meeting shall include: time, place, duration, business to be transacted in the meeting and agenda, and the date of issue of notice.

The notice shall be written in Chinese and other languages as required by the directors. Different language versions shall have the same validity. If there is any discrepancy in different language versions, the notice in Chinese shall prevail. If the directors do not have any request on the language of the notice of the meeting in advance, they are deemed to have acknowledged that the notice is to be issued in Chinese only.

Article 59 The secretary to the board of directors shall be responsible for the arranging of the delivery of the notice of the meeting.

Notice of the regular meeting of the board of directors shall be delivered to all directors, supervisory committee and president of the Company 14 days before the date of the meeting. Deadline of the notice of provisional board of directors meeting can be less than 14 days but not less than 2 days.

The notice of the meeting shall be delivered to other officers attending the meeting in the appropriate timing as required. If the convenor of the meeting confirmed that the officers attending the meeting will be present at the board of directors meeting, the notice of meeting and related information such as relevant businesses to be transacted shall be delivered 3 days before the date of meeting.

Notice of meeting of the board of directors may be delivered by hand, via fax, by speed post or registered post. If the notice is delivered by hand, the party intended to receive the same shall sign (or affix seal) on the return slip, and the date of receipt shall be the date of service; if the notice is delivered via fax, the date of service shall be the second working day from the date of despatch of the fax, the date of despatch of the fax shall be defined according to the display of the report of the fax machine; if the notice is delivered by speed post, the date of service shall be the third working day since the post is sent to the post office; if it is delivered by registered post, the date of service shall be the fifth working day since the post is sent to the post office.

Notice of meeting shall be deemed to have been given to any director who attends the meeting without objecting for not receiving the notice of meeting.

Article 60 All those persons who shall attend a meeting, upon receipt of the notice of the meeting, shall give written notice to the secretary to the board of directors as to whether he/she will attend the meeting 2 days before the date of meeting.

Article 61 Directors shall attend the board of directors meetings in person. Where a director is unable to attend a meeting for any reason, he may appoint another director in writing to attend the meeting on his behalf. In such circumstances, an independent director can only appoint other attending independent directors to attend the meeting on his behalf.

The power of attorney shall set out the names of the principal and the appointed person, the particulars and the scope of authorization, duration of the validity of such authorization, and shall be signed or sealed by the principal. The power of attorney shall be delivered to the secretary to the board of directors 2 days before the date of meeting, and the registration of the authorization shall be made by the secretary to the board of directors and declared before the attending officers before the commencement of the meeting.

The power of attorney may be prepared by the secretary to the board of directors in a consistent format, and delivered to the directors together with the notice of a meeting.

Article 62 After the issue of the notice of a meeting and before the date of the meeting, the secretary to the board of directors shall be responsible for, and shall communicate and liaise with all supervisors (in particular the external directors and the management). Apart from the items that will be transacted as a special business and those otherwise provide in the Rules, the business to be transacted in the meeting of the board of directors shall be delivered to all directors and other relevant attending officers 3 days before the date of meeting. The opinions or recommendations of the directors in respect to the businesses to be transacted in the meeting shall be received by the secretary to the board of directors in a timely manner, and shall be passed on to the persons putting forward such businesses, so as to enable necessary amendments to be made to them.

The secretary to the board of directors shall also arrange for the provision of the supplemental materials which are required for the directors to make decisions on the businesses to be transacted in the meeting, including the background information relating to the subject of the resolution and other information which will assist the directors in making scientific, effective and prudent decisions.

Article 63 Where more than one-fourth of the directors or 2 independent directors are of the opinion that the materials provided are insufficient or unclear, they may make a written proposal jointly to postpone the holding of the board meeting or postpone the discussions on the issues, and the convenor of the meeting shall adopt such a proposal. Unless such a proposal is put forward during the meeting, the secretary to the board of directors shall serve a notice on the convenor of the meeting upon receiving a request concerning the postponement written by the directors jointly, and serve a notice on the directors, supervisory committee and other officers attending the meeting upon the receipt of confirmation.

CHAPTER 11 PROCEDURES FOR CONVENING THE BOARD OF DIRECTORS MEETING

Article 64 Meetings of the board of directors shall be held only if more than half of the directors (including directors attending the meeting as required by authorization) are present.

Article 65 The board of directors meeting shall be chaired by the chairman of the board of directors. Where circumstances preclude the chairman, he may entrust the vice-chairman or an executive director to act on his behalf.

Upon the expiry of the term of office of the directors and the re-election of the new directors at the general meeting, the directors who obtains the greatest number of votes at such re-election (if more than one, one shall be chosen amongst them) shall preside the first meeting of the new session of the board of directors, at which the chairman and vice-chairman of the board of directors shall be elected.

Article 66 Supervisors, non-director president, secretary to the board of directors, secretary to the Company and the staff responsible for taking the minutes shall attend the board of directors meeting. Other officers attending the meeting shall only attend the meeting where relevant business is transacted.

The officers attending the meeting may express their opinions on the relevant businesses to be transacted but do not have any voting rights.

CHAPTER 12 PROCEDURES OF THE BOARD OF DIRECTORS MEETING

Article 67 Upon the commencement of the board of directors meeting, the directors present shall agree unanimously on the agenda of the meeting. Where more than one-fourth of the directors or more than two independent directors are of the opinion that the materials of the businesses to be transacted are unclear or insufficient, they may make a proposal jointly to postpone the discussions on the businesses to be transacted or postpone the holding the board of directors meeting, and the chairman of the meeting shall adopt such a proposal.

When an agreement is reached in respect of the agenda of the meeting by the directors present at the meeting, the board of directors meeting shall examine the businesses to be transacted in the meeting included in the agenda, and the chairman of the meeting shall direct the businesses to be transacted to be considered one by one.

Article 68 In considering the relevant resolutions, persons who put forward the businesses to be transacted or their attorneys shall first make statements in respect of the businesses to be transacted or report the same to the board of directors.

The board of directors may require the heads of the departments which are responsible for handling the businesses to be transacted to attend the meeting to listen to and make inquiries of the relevant statements made at the meeting. Any resolutions that remain to have questions after being explained by the relevant departments may be returned to such department for amendment and approval of such resolutions shall be postponed.

CHAPTER 13 PROCEDURES FOR VOTING IN THE BOARD OF DIRECTORS MEETING

Article 69 The resolutions of the board of directors may be adopted by way of poll or show of hands. Each director shall have one vote. All directors in presence may only vote for, against or abstain from voting to such businesses to be transacted by the board of directors.

The directors shall vote prudently. Once the voting for the resolution is completed, the result from voting immediately becomes effective and cannot be amended.

Article 70 The directors who are acting as proxies of other directors to attend the meeting shall exercise the right of voting within the scope of authorization.

Where a director is not present at a board of directors meeting and fails to appoint a proxy to act on his behalf, such director shall be deemed to have waived his rights to vote at the meeting.

Article 71 Unless otherwise provided in laws, administrative regulations, departmental regulations and regulatory rules of the places of listing for the shares of the Company and the Articles, except the following matters the resolutions of which shall be passed by the consent of more than two-thirds of the directors, the other matters shall be passed by the consent of more than one-half of the directors:

(1) to formulate proposals for the increase or reduction of the registered capital and the proposal of the issuance of debentures of the Company;

(2) to draw up proposals for the merger, spin-off or dissolution of the Company;

(3) to formulate proposals for any amendment to the Company’s Articles.

Article 72 Unless under the exceptional cases as otherwise specifically provided, a director shall not vote on any resolutions of the board of directors with contract or arrangement or any other suggestions where he or his associates own a material interest, and shall not exercise the right of voting on behalf of other directors. When determining whether a quorum for the meeting is attained, such interested director shall not be counted as part of the quorum. The board of directors meeting may be held when more than one-half of the non-interested directors attend the meeting. The resolution of the board of directors meeting shall be passed by more than one-half of the non-interested directors. If the number of non-interested directors attending the meetings is less than 3, the matter shall be submitted to the shareholders’ general meeting for examination.

Article 73 In principle, the board of directors meeting shall resolve on all the matters examined at the meeting. A resolution on the Company’s connected transaction shall not be valid until it is signed by all the independent directors.

The independent directors’ opinions shall be set out in the resolutions of the board of directors meetings.

Article 74 The board of directors meetings convened by the way of telephone meeting shall be recorded and video taped where circumstances allow. In the event that the attending directors are unable to sign for the resolutions at the meeting, they shall express their opinions orally during the meeting and shall complete the written resolutions as soon as practicable. The verbal voting by a director shall have the same effect as the written resolutions, provided that there is no discrepancy between the opinions expressed by such director in completing the written resolutions and the opinions orally expressed by him during the meeting. The vote recorded or videotaped shall prevail if there is any discrepancy.

Article 75 The provisional board of directors meetings may be held by the way of written resolutions, and resolved by signing on the written resolutions by the directors, on the premise that the opinions of the directors’ are fully expressed. Written resolutions shall subject to the following requirements:

(1) the resolutions voted and the relevant information shall be delivered by hands, via fax, by speed post or registered post, and shall be delivered to each directors before the date of the provisional meeting.

(2) Upon the receipt of the aforesaid notice and information, the directors shall sign on the written resolution to vote for, against or abstain from voting within the duration of the provisional board of directors meeting. The directors shall specify the reasons and basis on the supplementary page if he votes against or abstains from voting. Unless otherwise expressed by the directors, signing on the written resolutions by the directors shall be sufficient evidence that they have agreed to the resolutions;

(3) The directors who signed and voted for the proposed resolutions shall deliver the signed written resolutions to the secretary to the board of directors within the duration specified by the resolution via any one of the three ways set out in paragraph (1) of this Article;

(4) Where the number of directors who signed and voted for the proposed resolutions and delivered the written resolutions within the duration specified by the resolution form a quorum for passing a resolution, the proposed resolution shall become the resolution of the board of directors.

Article 76 Records shall be made for all board of directors meetings. The minutes of the board of directors meetings are the legal evidence of the resolutions resolved by the board of directors. If there is any discrepancy between other records and the minutes of the board of directors, the latter shall prevail.

Minutes shall be signed by all attending directors and the person taking the minutes. Directors not signing on the records are deemed to absent the board of directors meeting for special reasons.

The major matters and resolutions during the process of meetings may be treated as the outline on the minutes of meeting, and signed by the attending directors and the person taking the minutes for confirmation. The matters and resolutions without disputes recognized by the outline on the minutes of meeting shall be included in the minutes of its final form.

Directors attending the meeting shall have the right to request an explanatory note be made on the minute regarding his speech at the meeting, but cannot make any substantive amendment.

Article 77 The minutes of the board of directors meeting shall state the following:

(1) the date, place, name of the convenor and chairman of the meeting;

(2) the names of the attending directors and the names of the principals appointing attorneys to attend meetings on their behalf and their attorneys;

(3) the agenda of the meeting;

(4) the essential points of the directors’ presentations (for the meetings by way of written resolution, the version containing the directors’ feedbacks in writing shall prevail);

(5) the voting methods and outcome for each proposal (the outcome of the voting shall set out the respective number of assenting or dissenting or abstaining votes);

(6) the directors’ signature.

Article 78 The secretary to the board of directors shall organize the taking of minutes at the meeting and compile the minutes in a serious manner. The minutes of each meeting shall be provided to the directors for review 10 days from the end of the meeting. Directors who wish to make supplementary amendments to the minutes shall report their opinions on the proposed amendment to the chairman within 5 working days from the receipt of the minutes.

After the minutes of board meetings are finalized, the attending directors, the secretary to the board of directors and the person taking the minutes shall sign the minutes of the board meeting. The secretary to the board of directors shall deliver the complete duplicate of the minutes to all directors and the supervisory committee.

Article 79 The directors shall be responsible for the resolutions passed at the meetings of the board of directors. If a director appoints other director to attend the meeting on his behalf, the legal responsibility of the decision made by the attorney within the authorization shall be born by the principal separately.

Any director who votes for a resolution which contravenes the relevant laws, administrative regulations, departmental regulations and regulatory rules of the places of listing for the shares of the Company and the Articles which result in the Company suffering from serious losses shall be directly responsible (including the liabilities of compensation). A director who votes against the resolution, and who has been proved as having expressed dissenting opinions on the resolution and such opinions are recorded in the minutes of the meeting can be exempt from liability.

A director who waives his right of voting, or who fails to attend the meeting and fails to appoint a proxy to act on his behalf, shall not be exempt from liability. A director who explicitly express his objection in the course of discussion but fails to cast an objection vote in the voting cannot be exempted from the liability.

CHAPTER 14 DISCLOSURE OF INFORMATION RELATING TO THE BOARD OF DIRECTORS MEETING

Article 80 The board of directors of the Company shall strictly comply with the requirements of the regulatory authorities and the stock exchanges on which the Company’s shares are listed in relation to the disclosure of information. It shall ensure that matters examined or resolutions passed at the board of directors meeting which are discloseable are disclosed fully, accurately and in a timely manner. Information relating to significant matters of the Company must be reported to the stock exchange on which the Company’s shares are listed in a timely manner, and shall be submitted to relevant regulatory authorities for filing.

Article 81 Where a matter which requires the independent opinions of the independent directors is discloseable, the Company shall disclose such opinions of the independent directors in the relevant announcement. If the independent directors are of divergent views and cannot reach any consensus, the board of directors shall disclose the respective opinions of each of the independent directors.

Article 82 The Company shall announce the resolutions of the board of directors meetings based on the regulatory requirement in accordance with law. The directors shall treat the meetings of the board of directors as confidential. If a director fails to fulfill his duty of confidentiality, the Company shall have the right of recourse against his breach of the responsibility of the fiduciary duties. The director shall be liable to the loss incurred by the Company as a result.

CHAPTER 15 ADMINISTRATION OF MINUTES AND DOCUMENTS RELATING TO THE BOARD OF DIRECTORS MEETING

Article 83 The secretary to the board of directors shall arrange to record and maintain with the text and audio information, including the power of attorney of the board of directors meeting, the register for signing of attending directors, materials of the board of directors meeting, records and minutes of the meeting, resolutions of the board of directors, for a period of no less than 10 years.

CHAPTER 16 IMPLEMENTATION OF THE RESOLUTIONS OF THE BOARD OF DIRECTORS MEETING AND FEEDBACKS

Article 84 The matters required to be submitted to the shareholders’ general meetings for approval, after examined and approved by the board of directors, shall not be implemented until they are submitted to and approved by the shareholders’ general meetings.

Article 85 After resolutions are passed at the board of directors meeting, the president shall implement the resolutions which fall within the scope of the authority of the president, or which the board of directors authorizes the president to handle.

Article 86 The president shall collect the opinions of the management on the implementation of the resolutions, and submit a written report to the board of directors. If there is any change in the requirements of the laws, administrative regulations, departmental regulations and regulatory rules of the places of listing for the shares of the Company, or any other unforeseen circumstances beyond control, such that the resolutions may not be implemented, a written report shall be delivered to the board of directors.

Article 87 The chairman shall authorize other directors to examine and supervise the implementation of the resolutions of the meeting. The appointed person shall deliver a written report to the chairman.

Article 88 The president shall deliver a written report to the board of directors meeting in relation to the status of implementation of the matters which, according to the resolutions of the previous board of directors meeting, are to be implemented, as one of the agenda of the board of directors meeting.

Article 89 When reporting on his work to the board of directors, the chairman shall give necessary explanations to the status of implementation of the resolution of the board of directors.

Article 90 Under the direction of the chairman and the board of directors, the secretary to the board of directors shall take initiative to obtain information in respect of the progress on the implementation of the resolutions, and shall, in a timely manner, report to and submit proposals to the chairman and the board of directors in relation to the important issues to be implemented.

CHAPTER 17 SUPPLEMENTAL RULES

Article 91 The expressions of “above”, “within” and “below” shall include the figures mentioned whilst the expressions of “short of”, “less than”, “below”, “more than” and “more than one-half” shall not include the figures mentioned.

Article 92 Where any relevant matters are not covered in the Rules, they shall be implemented in compliance with the relevant laws, administrative regulations, departmental regulations and regulatory rules of the places of listing for the shares of the Company and the Articles.

Article 93 Where the Rules fails to comply with the relevant laws, administrative regulations, departmental regulations and regulatory rules of the places of listing for the shares of the Company and the Articles, they shall be amended according to the relevant laws, administrative regulations, departmental regulations of the State and regulatory rules of the places of listing for the shares of the Company and the Articles in a timely manner.

Article 94 The Rules are drawn up by the Company’s board of directors and shall become effective after they are approved by the shareholders’ general meeting. Other than the Rules that relate to the functions and powers of the shareholders’ general meeting and the board of directors, and the requirement of the Articles which shall be amended by the shareholders’ general meeting, the other parts of the Rules may be amended by the board of directors.

Articles 95 The board of directors shall be responsible for the explanation of the Rules.

APPENDIX 4 PROCEDURAL RULES FOR SUPERVISORY COMMITTEE MEETINGS

EXPLANATORY NOTE OF THE AMENDMENT OF THE PROCEDURAL RULES FOR SUPERVISORY COMMITTEE MEETINGS

In accordance with the requirements of such relevant laws, administrative regulations, departmental regulations and other regulatory documents including the Guideline on Articles of Association of Listed Companies and the Articles of Association for the China Life Insurance Company Limited, the Company proposes to amend the Procedural Rules for Supervisory Committee Meetings for the China Life Insurance Company Limited (the “Original Rules for Supervisory Committee Meetings”). The amended Procedural Rules for Supervisory Committee Meetings shall become effective after approval by the shareholders’ general meeting, and on completion of the listing of the A Shares.

CHAPTER 1 GENERAL PROVISIONS

Article 1 In order to regularize the operation of the supervisory committee of China Life Insurance Company Limited (hereinafter referred to as the “Company”) and to ensure the supervisory committee to perform its duties and obligations in accordance with the law, to protect the lawful rights and interests of the Company, shareholders and employees, and to establish a perfect corporate governance structure, these Rules are formulated in accordance with the “Company Law of the People’s Republic of China” (hereinafter referred to as the “Company Law”), articles of association of China Life Insurance Company Limited (hereinafter referred to as the “Articles”) and regulatory laws and regulations in the jurisdiction where the shares of the Company are listed.

Article 2 The supervisory committee of the Company shall be accountable and report to the shareholders’ general meeting.

CHAPTER 2 COMPOSITION OF THE SUPERVISORY COMMITTEE

Article 3 The supervisory committee shall consist of 5 supervisors. The term of office for a supervisor shall be 3 years. Upon expiration of his term, a supervisor may be re-elected for successive terms.

There shall be one chairman on the supervisory committee. The chairman shall be appointed or removed by the votes of more than two-thirds of the members of the supervisory committee. The term of office for chairman shall be 3 years. Upon expiration of his term, the chairman may be re-elected for successive terms.

Article 4 The supervisory committee shall consist of shareholder representatives and employee representatives and external supervisors (i.e. supervisors independent of the shareholders of the Company and do not hold any position in the Company). There shall be two shareholder representatives, two employee representatives (determined in accordance with the statutory requirements of the proportion of no less than one third of supervisors) and one external supervisor on the supervisory committee.

The shareholder representatives and external supervisor shall be elected or changed in the shareholders’ general meeting, and the employee representative supervisor shall be elected or changed through democratic election by the employees of the Company.

Article 5 The supervisors shall have the qualifications satisfying the requirements of the Company Law, Articles and regulatory rules in the jurisdiction where the shares of the Company are listed.

Article 6 The term of supervisors shall commence on the date on which the relevant resolution is adopted in the shareholders’ general meeting until the expiry of the session. Where a supervisor is appointed in the middle of the session of supervisory committee, his term shall expire at the expiry of the session of supervisory committee.

Article 7 A supervisor may resign from his office prior to the expiry of his term of office and shall tender a written resignation to the supervisory committee. The Company shall disclose the resignation to the public in accordance with the regulatory rules in the jurisdiction where the shares of the Company are listed. Except otherwise provided in sub-clause 2 of this Article, the resignation of the supervisor shall become effective upon the delivery of resignation letter to the supervisory committee.

If the number of supervisors of the supervisory committee will fall below the statutory minimum requirements as a result of any resignation, such resignation shall not become effective until the vacancy resulting from such resignation is filled up by a succeeding supervisor.

Article 8 In the case that a supervisor tenders his resignation or his term of office expires, the confidential obligations in respect of any commercial secretes of the Company assumed by a supervisor shall survive after his resignation or term of office until such secretes becomes known to the public.

Article 9 If a supervisor leaves his position at his own will before his term of office expires, and has caused losses to the Company, such supervisor shall be liable to such losses.

CHAPTER 3 FUNCTIONS AND POWERS OF THE SUPERVISORY COMMITTEE

Article 10 The supervisory committee shall exercise the following functions and powers in accordance with the laws:

(1) to inspect the Company’s financials;

(2) to oversee the Company’s directors, president, vice-president and other senior officers for any violations of laws, administrative regulations, Articles or any resolutions of shareholders’ general meeting committed while performing their duties for the Company;

(3) if any act of the Company’s directors, president, vice-president and other senior officers damages the interests of the Company, to require them to rectify such act accordingly;

(4) to examine and review financial information such as financial reports, business reports and profit distribution plans as proposed by the board of directors to the shareholders’ general meeting, and if there are any queries, it can engage any registered accountant or practicing auditors in the name of the Company to assist in the review;

(5) to propose the convening of extraordinary general meetings and, in case the board of directors does not perform the obligations to convene and chair the shareholders’ general meetings in accordance with the Company Law, to convene and chair the shareholders’ general meetings;

(6) to propose resolutions to the shareholders’ general meeting;

(7) to initiate legal proceedings against the Company’s directors, president, vice-president and other senior officers in accordance with Article 152 of the Company Law;

(8) to have the right to know the operation of the Company and to undertake the confidential duties accordingly. If there are any unusual circumstances in the Company’s operations, to conduct investigation, and, if necessary, to engage an accounting firm, law firm or other professionals to assist in their work at the costs of the Company;

(9) to exercise other duties or powers as provided by the laws, administrative regulations, regulations of relevant authorities and Articles.

Article 11 If the supervisory committee discovers any act of violations of the laws, regulations or Articles, the committee may report the case to the board of directors or shareholders’ general meeting, or directly report the case to the superior regulatory authority or other relevant authority.

Article 12 The supervisors shall attend any meeting(s) of the board of directors and shareholders’ general meeting. The supervisors attending the meetings of board of directors are entitled to express their views, make enquiries or proposals in respect of any matters to be considered, but are not entitled to vote.

Article 13 The supervisory committee shall report its work in the previous year at the shareholders’ annual general meeting.

Article 14 The supervisory committee, when performing its duties, is entitled to know the work of Company’s internal audit department, supervisory department, internal control and compliance department etc. and the condition of the Company’s risk management. These departments shall honestly report the work and provide relevant information to the committee.

Article 15 To excise its powers, the supervisory committee may, if necessary, retain legal, accounting or audit firms to provide professional assistance at reasonable expenses which shall be borne by the Company.

Article 16 The chairman of the supervisory committee shall exercise the following powers:

(1) to convene and preside over meetings of the supervisory committee;

(2) to organize the performance of duties of the supervisory committee, and inspect the implementation of resolutions of the supervisory committee;

(3) to review and execute the report and other important documents of the supervisory committee;

(4) to report, on behalf of the supervisory committee, to the shareholders’ general meeting on its work;

(5) to be entitled to exercise casting vote when there is a deadlock in the vote of the supervisory committee;

(6) when the meeting of the supervisory committee is adjourned, to handle the matters authorized or entrusted by the supervisory committee with full discretionary power;

(7) to exercise other powers or duties to be exercised as stipulated in the Articles.

Article 17 In exercise of their supervisory powers, the supervisors shall comply with the applicable laws, administrative regulations, regulations of relevant authorities, Articles and the regulatory rules in the jurisdiction where the shares of the Company are listed, and shall honestly, faithfully and diligently perform their duties.

CHAPTER 4 GENERAL OFFICE OF THE SUPERVISORY COMMITTEE AND ITS POWERS

Article 18 The supervisory committee shall establish a general office as its independent administrative agent.

Article 19 The general office of the supervisory committee shall perform the following functions:

(1) to provide documentation or information to the supervisory committee to perform the committee’s duties;

(2) to be responsible for prepatory work before the meeting of the supervisory committee, servicing the meeting notice, maintaining the meeting records, and undertaking the relevant work in respect of the meeting of the supervisory committee;

(3) to be responsible for the management of documents and files; drafting announcement of resolutions of the committee, work report and working plan of the supervisory committee;

(4) to be responsible for preparatory work for the extraordinary shareholders’ meetings proposed by the supervisory committee;

(5) to conduct foundation work for the supervisory committee to perform its supervisory functions, and accept the reports or complaints against the acts of Company’s directors, president, vice-president and other senior officers in violation of the laws, administrative regulations, regulations of relevant authority, Articles and the resolutions of and shareholders’ general meeting in the course of performing their respective duties;

(6) to understand and analyze the financial status of the Company, review the relevant risk management and internal control system assessment report of the Company, and provide views and proposals on the committee’s inspection of financial and risk prevention system; to organize appropriate supervisory inspections in accordance with the adopted working plan of the supervisory committee;

(7) to collect information in respect of the operation of the Company and conduct analysis on it;

(8) with the authorization of the chairman of the supervisory committee, to contact the Company’s directors, president, vice-president and other senior officers and request the same to submit their reports or provide explanations on relevant issues to the committee;

(9) to conduct basic work to perfect the system of the supervisory committee;

(10) other matters in respect of the work of the supervisory committee.

CHAPTER 5 SYSTEM FOR MEETINGS OF THE SUPERVISORY COMMITTEE

Article 20 The meetings of supervisory committee shall be divided into regular and extraodinary meetings in accordance with nature of meetings.

Article 21 The supervisory committee shall hold at least one regular meeting every six (6) months, including:

1. annual meeting of supervisory committee, which shall be held after the close of annual meeting of board of directors of the Company. The meeting shall mainly review and consider the annual report of the Company and related matters;

2. six-month meeting of supervisory committee, which shall be held after the close of the six-month meeting of board of directors of the Company. The meeting shall mainly review and consider the interim report of the Company and related issues; and

3. year end meeting of supervisory committee, which shall be held in December of each year or January of the following year. The meeting shall mainly review and assess the work of supervisory committee for the year, study and arrange the working plan of the committee based on the operational objectives of the Company.

Article 22 An extraodinary meeting of the supervisory committee shall be convened under one of the following circumstances:

1. if the chairman of the supervisory committee deems necessary;

2. if the board of directors or supervisors propose;

3. if there has been or is significant loss of assets of the Company and, the interests of the shareholders are harmed;

4. if the Company’s directors, president, vice-president and other senior officers violates the laws, administrative regulations, regulations of relevant authority, Articles and the resolutions of and shareholders’ general meeting, and, as a result, the interests of the Company are impaired;

5. other matters.

Article 23 The meetings of supervisory committee may be held in the form of meetings of attendance in person, telephone conference and written resolution.

Attendance in person may be adopted for all meetings of the supervisory committee.

Telephone conference or similar communication equipment aided conference may be adopted for meetings of the supervisory committee, provided that persons attending the meeting shall be able to communicate to each other clearly. If a supervisor is not able to sign on the resolutions adopted at a particular meeting for some reasons, a verbal voting form shall be adopted tentatively and execution in writing shall be conducted as soon as possible.

If attendance in person or telephone conference are not applicable to an extraodinary meeting of the supervisory committee for some reasons, a form of written resolution may be adopted. In that case, a written resolution proposed to be reviewed and considered will be sent to all the supervisors for voting, and, unless a supervisor otherwise states in writing on the resolution, the execution of the supervisor on the resolution shall be taken as the consent given by the supervisor.

Article 24 The quorum for a valid meeting of supervisory committee shall be two thirds or more of supervisors (including the supervisors attended by proxy in accordance with relevant provisions).

Article 25 Supervisors shall be present in person at meetings of the supervisory committee. If they fail to do so for any reason, they may authorize in writing other supervisors to act as proxies and vote on their behalf. Such written authorization shall include the name of the proxies, the matters delegated, and the scope and term of authorization, and shall bear the signature or seal of the person appointing the proxy.

Article 26 If any supervisor fails to attend meetings of the supervisory committee in person for two consecutive times, nor appoints another supervisors to be present on his behalf, he shall be deemed incapable of performing his duties, and such supervisor shall be removed by the shareholders’ general meeting or the employee representatives’ meeting.

CHAPTER 6 PROCEDURES FOR AGENDA OF MEETINGS OF THE SUPERVISORY COMMITTEE

Article 27 Motions of the supervisory committee are put forward primarily based on the matters considered by the board of directors or proposed by the supervisory committee.

Article 28 The general office of the supervisory committee shall be responsible for collecting matters to be considered by the board of directors and matters proposed by the supervisors and submit the same to the chairman of the supervisory committee to review and decide whether or not to be included in the agenda of the meetings of the supervisory committee for consideration.

Article 29 The chairman of the supervisory committee shall sign and issue notice of the supervisory committee. Any notice of meeting of the supervisory committee shall include the date and place, duration, agenda, cause, subject of discussion and relevant information and the issue date of the notice.

Notice of a regular meeting of the supervisory committee shall be given to all supervisors 7 days prior to the date appointed for holding of such meeting, and, the notice of an extraordinary meeting may be served 2 days prior to the date of the meeting either by hand, facsimile, cable, courier or e-mail.

The general office of the supervisory committee shall be responsible for the service of such notice.

Article 30 A supervisor upon receipt of the notice shall notify the general office of the supervisory committee 2 days (in case of a regular meeting) or one day (in case of an extraordinary meeting) prior to the scheduled meeting whether or not he will be able to attend.

Article 31 The general office of the supervisory committee shall send all the proposed motions to be considered at the meeting to all supervisors 3 days prior to the scheduled date of meeting (2 days in case of extraordinary meeting).

Article 32 In the period between the delivery of notice and holding of meeting, the general office of the supervisory committee shall be responsible for liaising with or arranging to contact all the supervisors to obtain their views and proposals on the motions to be considered, to perfect the relevant motions.

Article 33 The chairman of the supervisory committee shall be responsible for presiding the meetings. If the chairman of the supervisory committee is unable or has failed to perform his duties, a supervisor shall be elected by a simple majority of supervisors to preside over the meeting on behalf of the chairman.

Article 34 The chairman of the meeting shall declare the convening of meeting of the supervisory committee as scheduled. After the meeting is convened, all the supervisors present shall first reach an unanimous agreement on the agenda of meeting.

If one third of the supervisors present at the meeting believe that the causes of a motion are not supportive or reasons are not sufficiently clear, they may propose to adjourn the consideration of such motion, and such a proposal shall be adopted by chairman of the meeting.

After all the supervisors present have reached an unanimous agreement on the agenda of meeting, the supervisors present at the meeting shall consider each of the proposed motions included in the agenda.

Article 35 The supervisory committee may, when considering relevant motions and reports, require the directors, presidents, vice-presidents and other senior officers, internal and external auditors to attend meetings to give necessary explanations to and answer any questions raised by the supervisory committee.

Article 36 All supervisors present at meetings shall declare their affirmative or dissenting votes when a motion is considered. The supervisors acting as proxies present at meetings shall exercise the powers within the proxy.

If a supervisor fails to attend a meeting of supervisory committee without notice, nor does he appoint a proxy, such supervisor shall be taken to have abstained his voting rights at the meeting.

Article 37 Generally, the supervisory committee shall propose a resolution on each of the motions it considered at its meetings. Voting on resolutions at a meeting of the supervisory committee shall be conducted by poll or a show of hands. In order for the resolution to be effective, it must obtain the affirmative votes of two thirds or more of the supervisors present at the meeting.

Article 38 The supervisory committee shall prepare resolutions on the voting results of matters considered at the meeting and all the supervisors present at the meeting shall sign on these resolutions at the close of the meeting, which will serve as formal evidences for the resolutions approved at the meeting of supervisory committee.

Article 39 The general office of the supervisory committee shall designate a person to take notes and record all matters considered at the meeting, and finally to turn it into minutes of the meeting. The minutes shall include the date and place of the meeting; name of the president; names of the supervisors present and supervisors appointing proxy and names of proxies; agenda of meeting; key points of supervisors’ speeches; and voting mode and voting result on each motion (the voting results shall include the numbers of affirmative votes or dissenting votes).

Article 40 The minutes of each meeting of the supervisory committee shall be provided to all the supervisors present at the meeting for review within 12 business days after the close of the meeting. The supervisors present at the meeting shall have the right to require that their speeches at the meeting be recorded as explanatory notes on the minutes, which shall be sent to the general office of the supervisory committee within 5 days upon receipt of the minutes. The general office of the supervisory committee shall report the same to the chairman of the supervisory committee. After the minutes are finalized, all the supervisors present at the meeting and the persons recoding the minutes shall sign on the minutes.

Article 41 The supervisors shall take the responsibilities for the resolutions adopted at meetings of the supervisory committee. In case a supervisor authorizes another supervisor to attend the meeting, the authorizing supervisor shall take the legal responsibility for the decision made by the authorized supervisor within the authorization.

Article 42 Notices of meetings of the supervisory committee, powers of attorney, motions for the meetings, minutes of meetings and resolutions of the meetings etc. shall be treated as the important files and documentations of the Company and shall be properly maintained for at least 10 years.

CHAPTER 7 INFORMATION DISCLOSURE OF MEETINGS OF THE SUPERVISORY COMMITTEE

Article 43 The supervisory committee must strictly comply with relevant laws, administrative regulations, regulations of relevant authorities, and requirements for information disclosure in the jurisdiction where the shares of the Company are listed, and shall disclose matters or resolutions considered or adopted at the meetings of the supervisory committee timely and precisely.

Article 44 The supervisors or persons present a meeting of supervisory committee must strictly maintain confidentiality for the confidential information of the meeting. Otherwise, the relevant liabilities for any violation will be pursued.

CHAPTER 8 IMPLEMENTATION OF AND FEEDBACK ON RESOLUTIONS OF THE SUPERVISORY COMMITTEE

Article 45 The supervisory committee, while performing its duties in accordance with Article 10 hereof, may propose motions to the shareholders’ general meeting, or put forward proposals to the board of directors or management of the Company. The board of directors or management of the Company shall consider such proposals.

Article 46 The general office of the supervisory committee shall, under the leadership of the chairman of the supervisory committee and the supervisory committee, take the initiative to oversee the execution of the relevant resolutions and the implementation of relevant proposals, and shall report to and put forward proposals to the chairman of the supervisory committee and the supervisory committee in a timely manner.

Article 47 In respect of any resolutions adopted at a meeting of the supervisory committee, if such resolution relates to the proposal to convene an extraordinary meeting of the board of directors, an extraordinary shareholders’ general meeting, or to put forward a motion to be considered at the shareholders’ annual general meeting, such proposals specifying clearly the subject of discussion and specific matters shall be made in writing to the board of directors within the prescribed time, and shall be in compliance with the relevant laws, administrative regulations, regulations of relevant authorities and Articles.

CHAPTER 9 SUPPLEMENTARY ARTICLES

Articles 48 These Rules are formulated by the supervisory committee of the Company and shall become effective after the approval of shareholders’ general meeting. Save for the provisions in respect of powers and duties of the shareholders’ general meeting and the supervisory committee, and the Articles which require to be amended by the shareholders’ general meeting, the rest of these Rules may be amended by the supervisory committee.

Articles 49 If there are any matters which are not covered by these Rules, such matters shall be handled in accordance with the relevant laws, administrative regulations, regulations of relevant authorities, relevant regulatory documents, regulatory rules of the jurisdiction where the shares of the Company are listed and the Articles.

Articles 50 If these Rules are not consistent with the relevant laws, administrative regulations, regulations of relevant authorities, relevant regulatory documents, regulatory rules of the jurisdiction where the shares of the Company are listed and the Articles, provisions of relevant laws, administrative regulations, regulations of relevant authorities, relevant regulatory documents, regulatory rules of the jurisdiction where the shares of the Company are listed and the Articles shall prevail, and these Rules shall be amended accordingly.

Articles 51 These Rules shall be interpreted by the supervisory committee.

NOTICE OF SECOND EXTRAORDINARY GENERAL MEETING 2006

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

NOTICE IS HEREBY GIVEN that the second extraordinary general meeting (“EGM”) of China Life Insurance Company Limited (the “Company”) will be held at its conference room, Level 31, China Life Tower, 16 Chaowai Avenue, Chaoyang District, Beijing, China on Monday, 16 October 2006 at 9:00 a.m. to consider and, if thought fit, to pass the following resolutions. Unless otherwise indicated, capitalised terms used herein shall have the same meanings as those defined in the circular of the Company dated 1 September 2006 (the “Circular”):

SPECIAL RESOLUTIONS:

1. “THAT, subject to the approval by the relevant regulatory authorities, which include the CSRC and CIRC, the allotment and issue of A Shares by the Company in the PRC by way of public offering of new shares and/or such other manner as shall be approved by the Relevant Authorities (“A Share Issue”) and each of the following terms and conditions for the A Share Issue be and are hereby approved one by one:

(1) Class of Shares: A Shares;

(2) Total number of A Shares to be issued: not more than 1,500,000,000 A Shares;

(3) Nominal value: RMB1.00 each;

(4) Target subscribers: (i) strategic investors; (ii) securities investment funds, securities companies, trust and investment companies, financial companies, insurance institutional investors and qualified foreign institutional investors satisfying the requirements of CSRC; and (iii) other institutional investors and public investors as approved by CSRC, except for those prohibited under PRC laws and regulations;

(5) Issue price: issue price of the A Share Issue will be determined on the basis of market conditions, the condition prevailing in the PRC securities market at the time of the A Share Issue by way of customary market consultation and such other ways as approved by CSRC;

(6) Place of listing: Shanghai Stock Exchange;

(7) Use of proceeds: funds raised from the A Share Issue will be used to replenish the capital of the Company and for such other purposes as approved by the Relevant Authorities;

(8) The existing and new Shareholders whose names appear on the register of members of the Company after completion of the A Share Issue shall be entitled to share the Company’s accumulated retained earnings at the time of the A Share Issue;

(9) Validity period of this resolution: This special resolution shall be effective for a period of 12 months from the date of the approval by the EGM;

(10) The Board (and its delegates) shall be and are authorized to determine and deal with, at their discretion and with full authority, matters in relation to the A Share Issue (including but not limited to the specific timing of issue, number of A Shares to be issued, offering mechanism, pricing mechanism, issue price, target subscribers and the number and proportion of A Shares to be issued to each subscriber);

(11) The Board (and its delegates) shall be and are authorized to determine matters in relation to strategic investors (including but not limited to the target strategic investors, negotiation and signing of the relevant agreements with strategic investors);

(12) The Board (and its delegates) shall be and are authorized to, at their discretion and with full authority sign or execute all necessary documents (including but not limited to the preliminary prospectus, the prospectus, underwriting agreement, listing agreement and any related announcements), effect and carry out necessary formalities (including but not limited to procedures for listing of the A Shares on Shanghai Stock Exchange), and take all other necessary actions in connection with the A Share Issue, as well as to handle all registration requirements in relation to changes in the registered capital of the Company following the completion of the A Share Issue.”

2. “THAT, subject to the passing of the above special resolution 1 and conditional upon the completion of the A Share Issue, (a) the amendments to the Articles of Association as set out in Appendix 1 to the circular be and are hereby approved; and (b) the Board (and its delegates) be and are hereby authorised to make further amendments which in their opinion may be necessary, desirable and expedient in accordance with the mandatory requirements of the applicable laws and regulations, and as may be required by the Relevant Authorities, and to apply for approvals from the Relevant Authorities after the completion of the A Share Issue.”

The amended Articles of Association as referred to in this special resolution 2 shall come into effect on the date when all the relevant approvals from the CIRC are obtained.

ORDINARY RESOLUTIONS:

3. “THAT, subject to the passing of the above special resolution 1 and conditional upon the completion of the A Share Issue, the adoption of the procedural rules of the Shareholders’ general meetings as set out in Appendix 2 to the Circular be and is hereby approved.”

4. “THAT, subject to the passing of the above special resolution 1 and conditional upon the completion of the A Share Issue, the adoption of the procedural rules of the Board meetings as set out in Appendix 3 to the circular and is hereby approved.”

5. “THAT, subject to the passing of the above special resolution 1 and conditional upon the completion of the A Share Issue, the adoption of the procedural rules of the Supervisory Committee meetings as set out in Appendix 4 to the circular and is hereby approved.”

6. “THAT approval be and is hereby given to the Company to establish the China Life Charity Fund (provisional name).”

By order of the Board of Directors
China Life Insurance Company Limited
Heng Kwoo Seng
Company Secretary

Hong Kong, 1 September, 2006

Notes:

1. The proposed A Share Issue

Shareholders are reminded to read carefully the details of the proposed A Share Issue as contained in the Circular to be despatched to the Shareholders.

2. Amendments to Articles of Association

Details of the proposed amendments are set out in Appendix 1 to the Circular to be despatched to the Shareholders and are also available for inspection on the website of the Hong Kong Stock Exchange (http://www.hkex.com.hk).

3. Corporate governance documents

Detail of (a) the procedural rules of the Shareholders’ general meetings; (b) the procedural rules of the Board meetings; and (c) the procedural rules of the Supervisory Committee meetings are set out in Appendices 2 to 4 respectively to the Circular and are also available for inspection on the website of the Hong Kong Stock Exchange (http://www.hkex.com.hk).

4. Establishment of China Life Charity Fund

Details of the proposed establishment of China Life Charity Fund are set out in the Circular to be despatched to the Shareholders and are also available for inspection on the website of the Hong Kong Stock Exchange (http://www.hkex.com.hk).

5. Eligibility for attending the EGM

Holders of H Shares of the Company whose names appear on the register of members of the Company kept at the Share Registrar of the Company, Computershare Hong Kong Investor Services Limited, and holder of Domestic Shares whose name appears on the domestic shares register maintained by the Company at the close of business of Friday, 15 September, 2006 are entitled to attend and vote the EGM.

To qualify for attendance and vote at the EGM to be held on Monday, 16 October, 2006, all transfers of H Shares accompanied by the relevant share certificates must be lodged with the Company’s Share Registrar, Computershare Hong Kong Investor Services Limited of Room 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong not later than 4:00 p.m. on Thursday, 14 September, 2006.

6. Proxy

(1) Each Shareholder entitled to attend and vote at the EGM may appoint one or more proxies in writing to attend and vote on his behalf. A proxy need not be a Shareholder. Any Shareholder who wishes to appoint a proxy should read the Circular.

(2) The instrument appointing a proxy must be in writing by the appointor or his attorney duly authorized in writing, or if the appointor is a legal entity, either under seal or signed by a director or a duly authorized attorney. If that instrument is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign or other document of authorization must be notarized. To be valid, for holders of Domestic Shares, the form of proxy and notarized power of attorney or other document of authorization must be delivered to the registered office of the Company not less than 24 hours before the time appointed for the EGM. To be valid, for holders of H Shares, the above documents must be delivered to the Company’s Share Registrar, Computershare Hong Kong Investor Services Limited, within the same period (form of proxy for use at the EGM has been attached herewith).

(3) A proxy of a Shareholder who has appointed more than one proxy may only vote on a poll.

7. Registration procedures for attending the EGM

(1) A Shareholder or his proxy should produce proof of identity when attending the EGM. If a corporate shareholder appoints its legal representative to attend the meeting, such legal representative shall produce proof of identity and a copy of the resolution of the Board or other governing body of such Shareholder appointing such legal representative to attend the meeting.

(2) Shareholders intending to attend the EGM in person or by their proxies should return the reply slip personally, by post or by facsimile for attending the EGM to the registered office of the Company on or before Monday, 25 September, 2006.

8. Closure of Register of Members

The register of members of the Company will be closed for transfers of H Shares from Friday, 15 September, 2006 to Monday, 16 October, 2006 (both dates inclusive).

9. Procedures for demanding poll by Shareholders

Under the current Articles of Association, a resolution at a Shareholders’ general meeting shall be decided on a show of hands unless a poll is (before or after the show of hands) demanded by: (i) the chairman of the meeting; (ii) at least two Shareholders present in person or by proxy entitled to vote at the meeting; or (iii) any Shareholder or Shareholders present in person or by proxy and representing more than (or equal to) one-tenth of the total voting rights of all the Shareholders having the right to vote at the meeting.

Unless a poll is demanded, the chairman of the meeting will announce the results of the passing of a resolution according to the show of hands, which will be recorded in the minutes of the meeting and treated as conclusive evidence without the need to prove the number or the proportion of votes for or against the resolution passed.

A request to vote by poll may be withdrawn by the person who made such request.

10. Miscellaneous

(1) The EGM is expected to be held for less than half a day. Shareholders who attend the meeting shall bear their own travelling and accommodation expenses.

(2) The registered office of the Company is: Level 23, 16 Chaowai Avenue, Chaoyang District, Beijing, The People’s Republic of China

Postal code:	100020
Contact office:	Board Secretariat
Telephone No.:	86 (10) 8565 9606
86 (10) 8565 9527
Facsimile No.:	86 (10) 8525 2210

As at the date of this announcement, the executive directors of the Company are Mr. Yang Chao, Mr. Wu Yan and Mr. Wan Feng; the non-executive directors of the Company are Mr. Shi Guoqing and Ms. Zhuang Zuojin; the independent non-executive directors of the Company are Mr. Long Yongtu, Mr. Sun Shuyi, Mr. Ma Yongwei, Mr. Chau Tak Hay and Mr. Cai Rang.